07048357

P.E. 12/31/06 ARS

RECD S.E.C.
APR 0 3 2007
1086

1-13195

one WORD HAS CHANGED OUR COMPANY

INDUSTRIAL DISTRIBUTION GROUP 2006 Annual Report

PROCESSED
APR 1 0 2007
THOMSON
FINANCIAL

COMPANY PROFILE

Industrial Distribution Group, Inc. (NASDAQ: IDGR) is a nationwide distributor of products and services that creates competitive advantages for its customers. IDG distributes a full line of maintenance, repair, operating and production (MROP) products. Recognized for its broad product offering, the company has earned a strong reputation as a specialty distributor with considerable technical and product application expertise. This expertise is found in the company's more specialized lines that include cutting tools, hand and power tools, abrasives, material handling equipment, coolants, lubricants and safety products. The company provides virtually any MROP product that its customers may require.

Through its business process outsourcing services, the company offers an array of value-added MROP services such as Flexible Procurement Solutions™ (FPS). These solutions emphasize and utilize IDG's specialized supply chain knowledge in product procurement, management and applications and in-process improvements to deliver documented cost savings for customers. IDG's associates work full-time in more than 100 customers' manufacturing facilities to ensure process improvements, documented cost savings and continuous improvement.

BUSINESS DIAGRAM

▷ MROP Products
- Abrasives
- Coolants, Lubricants & Adhesives
- Cutting Tools
- Hand Tools
- Machine Tools & Accessories
- Maintenance Equipment & Supplies
- Material Handling Equipment
- Power Tools
- Safety Products

▷ Distribution Channel
- General MROP
- Flexible Procurement Solutions
- e-commerce

▷ End-Markets Served
- Aerospace
- Automotive
- Construction/Heavy Equipment
- Consumer Goods
- Farm Machinery & Equipment
- Industrial Machining
- Metal Fabrication
- Primary Metals
- Recreational Vehicles

REVENUE SOURCES


59.4%
$325.4 MILLION
MROP
FPS
40.6%
$222.5 MILLION

TABLE OF CONTENTS

IDGR
NASDAQ
LISTED



one

It is amazing how this simple, three letter word is transforming IDG. Our *One Company* management strategy of thinking, acting and operating as *One* is delivering benefits to our customers through improved levels of service across our nationwide operations. For our company and investors, acting as *One* has re-energized sales in our services business, enhanced our productivity and transformed the quality of our operations. We have driven the benefits of these actions to the bottom line with strong earnings growth. The actions IDG took during 2006 established the infrastructure to enhance customer satisfaction and achieve operational efficiencies. In the pages that follow, we describe how we achieved this and how we will leverage our transformation for future success.



Charles A. Lingenfelter
President and Chief Executive Officer

ONE COMPANY

2006 was a successful year for IDG, driven by a significant reengineering of our processes, which contributed to strong earnings growth. We challenged our associates to support and lead our organizational changes while driving ongoing improvement. I am excited to review our accomplishments and our strategy – to think, act and operate as *One Company.* We are succeeding at making this a better company for both our customers and our associates. In this report, I will describe the steps we have taken, the benefits achieved and our expectations for continued improvement during 2007 and beyond.

"Our *One Company* strategy is about organizing for success. An exciting new culture has been established within IDG that has brought us together."

ONE COMPANY –
IMPROVING FINANCIAL RESULTS

For the year 2006, we improved operating margins, effectively controlled our costs and drove the benefits of these actions to shareholders in the form of strong earnings growth. Net income for 2006 was $6.8 million, or $0.70 per diluted share, compared to $5.4 million, or $0.56 per diluted share for 2005, an increase in per share earnings of 25.0%.

Revenues grew to $547.9 million compared to the $538.8 million that we reported for 2005. The company's revenue growth rate during 2006 from its ongoing core operations was 2.9% compared to 1.7% for 2005 – an improvement, but not meeting my expectations for the company. On a more positive note, we nearly doubled the growth rate of our FPS business compared to 2005. Revenues from our FPS activities now comprise 59.4% of total revenue, up from the 56.1% reported for 2005. IDG is meeting challenges head-on in our General MROP products business by implementing initiatives such as strategic pricing and the development of an e-commerce capability. Many of our *One Company* initiatives are geared to improving all of our revenue sources and profitability, which I am

"IDG achieved significant improvement in our profitability during 2006, evidenced by achieving a record level of operating income."

committed to making primary objectives for IDG during 2007.

IDG achieved significant improvement in our profitability during 2006, evidenced by achieving a record level of operating income. This reflects actions to improve gross margins in both our FPS and our General MROP businesses and by effective management of our selling, general and administrative expenses (SG&A). Containing SG&A was a noteworthy accomplishment, considering the significant time and expense of implementing a comprehensive IT system and rebuilding our marketing and sales organizations.

ONE COMPANY – PREPARING TO MOVE FORWARD

Our *One Company* strategy is about organizing for success. An exciting new culture has been established within IDG that has brought us together. Although the impact of this significant change is yet to be fully realized, notable positives include a streamlined organizational structure coupled with standardized processes to operate and manage the company.

In response to declining sales and profits in our General MROP business, we made strategic changes to enhance relationships with our customers as well as our suppliers. We analyzed our profitability by customer, by product, and by industry to uncover areas for improvement. This information is invaluable and will enable us to revitalize our General MROP business. Strengthening this segment is as important as anything we do, since IDG is first and foremost a distributor of MROP products.

INCREASING PROFITABILITY

Operating income as a percent of total sales



2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
01 02 03 04 05 06

As we implemented the organizational changes, both our strengths and weaknesses became more visible. Many of our strengths reside directly with our people, so we sought ways to empower them. Our *One Company* approach identified a need to further solidify our organization. During the year, we enhanced our organization by recruiting a Vice President of Marketing and naming a Vice President of Operations. We further strengthened our FPS infrastructure by adding operating leadership. We also recruited a new President of the Northeast Region. These new leaders have already helped to make us a better company.

ONE OPERATING SYSTEM – THE TOOLS TO DO MORE

To unlock the full potential of IDG, we invested in and implemented a new operating system during 2006. Major system implementations do not always go smoothly, and ours was no exception, as our challenges for the near term negatively impact revenues, customer service and cash flow. The good news is our associates are rising to the challenge. They are identifying the areas for improvement and responding as one team, solidifying the new culture of *One Company.*

While approximately 35% of our operations have been on this system for several years, the conversion of the remaining operations empowers our whole organization and directly improves our internal and external customer service. Now when engaging customers, our associates have a company-wide view of our inventory with a single database of customers, products and suppliers.

"An important component in driving our *One Company* culture was the creation of a corporate marketing team. This team provides IDG with the capability to clearly define and communicate our competitive advantages to customers, prospects and suppliers."

In 2007, we will consolidate our purchasing department to achieve process improvements and better price points from our suppliers, as well as to improve margins and customer service levels. The changes we are implementing have led to greater accountability and improved responsiveness to our customers' needs. Through better inventory management and visibility, we also expect to improve our working capital utilization. The new system provides more actionable data and information which should lead to better decision-making and further improvements in how we operate and serve customers.

GROWING FPS SERVICES

Revenue in Millions


$350
$280
$210
$140
$ 70
$ 0
9% CAGR
01 02 03 04 05 06

ONE MARKETING AND SALES TEAM – ORGANIZED TO DELIVER MORE VALUE

An important component in driving our *One Company* culture was the creation of a corporate marketing team. This team provides IDG with the capability to clearly define and communicate our competitive advantages to customers, prospects and suppliers. The team is actively collaborating with sales to implement marketing promotions, expand our product offering and more effectively manage pricing. We conducted our first company-wide marketing promotion during 2006. These efforts were instrumental in enabling us to achieve certain sales goals during the fourth quarter. We began to build the e-commerce platform that will provide a new sales channel and will include an e-catalog that will help IDG compete more effectively in the future.

Our sales team was strengthened when we developed a nationwide FPS sales, implementation and operations organization that provides one point of contact for the customer. We continued to improve our sales organization by standardizing compensation practices and redefining key performance measurements. We now have a very experienced, technically proficient and focused sales force and product specialist team, able to provide exceptional application expertise. As a result, our customers have the potential to achieve documented cost savings year after year.

IDG's technical expertise is a key differentiator. Instead of merely providing a broad inventory base, such as the catalog houses, we offer long-term value-added services regarding product performance, process improvements, technical support, and continuous cost savings that are hallmarks of our approach to serving the customer.

ONE YEAR TO BUILD ON – LEVERAGING THE FOUNDATION IN 2007

We are undertaking a new Strategic Pricing initiative. This initiative changes our pricing paradigm from a cost plus approach to one where we provide a discount from list price. By utilizing the extensive amount of data provided through our systems, such as customer purchasing practices, quantities purchased, brand preferences, replenishment practices and so on, we will be able to quickly adjust prices to meet the needs of the market. With this new capability and approach we will be able to provide the best price for our customers while achieving the optimal pricing and margin for IDG.

During 2006, we built the foundation for IDG's future through our *One Company* strategy. This initiative will continue through 2007 as we take a focused approach to leverage this foundation. Our strategic objectives going forward include generating higher sales growth, further improvement in operating margins, driving additional operating efficiencies throughout the organization and improving our customer service levels and satisfaction. These objectives are critically important to our success and will be accomplished by continuing to think, act and operate as *One Company.*

ONE COMPANY – THE NEW IDG

The dramatic transformation we accomplished during 2006 positions IDG for future success. We are a far better organization today than a year ago when our *One Company* strategy was first presented to our shareholders and associates. We have much more to do, but I firmly believe that success will be ours to celebrate. We could not have accomplished so much without the commitment of our leadership team. They helped deliver the message of change that benefits all of our stakeholders. We could not have been successful without the support of our associates who have made the *One Company* strategy come to life. I cannot thank each and every one of you enough for your ideas, enthusiasm and courage to embrace change. You continue to make a significant difference in IDG, and you have made it a better company. I also thank our Board of Directors for the opportunity to lead this company and for their unwavering commitment to my vision for IDG. To our shareholders, we thank you for your support during a time of change. Our every action has and will continue to be focused on unlocking more value in your investment.

Sincerely,

Charles A. Lingenfelter
President and Chief Executive Officer

"Our strategic objectives going forward include generating higher sales growth, further improvement in operating margins, driving additional operating efficiencies throughout the organization and improving our customer service levels and satisfaction."

Q&A
WITH SENIOR MANAGEMENT

Pictured Below: left to right

Jack Healey,
Executive Vice President,
Chief Financial Officer and Secretary

Charles Lingenfelter,
President and Chief Executive Officer



Your *One Company* initiative has been the cornerstone of your first year as chief executive officer. What is behind it, and is it working?

Charlie: Absolutely – the implementation of our new operating system and our organizational structure is proof it is working. Our associates from all processes and geographies came together to implement these major changes. That would have never happened under our prior operating structure. The business case for change was driven by our inability to operate efficiently and to transact business as *One Company* with our internal and external customers. We lacked accessibility to our best resources and a clear view of our data. There were differences in our approach to marketing, sales, pricing, logistics and other aspects of how we operated as a company. There was a reluctance to work together sharing best practices and processes. I saw needless redundancies that, when eliminated, would lead to improved customer service and lower costs. There were best practices in certain operations that needed to be replicated across the company. It has been a major undertaking, and we still have a long way to go. I am very pleased with how our associates embraced this change, and I am confident in what we can still accomplish. Today, IDG is a more integrated organization and standardized in our processes with respect to virtually everything we do.

Will there be additional efficiencies in head count and cost reductions from the organizational change that are part of the *One Company* initiatives and IT implementation?

Jack: There will be efficiencies gained from having a single IT platform, which requires a changing of responsibilities for our associates. Certain changes will result in fewer associates in a functional area. Two prime examples are accounting and purchasing where we eliminated redundancies; however, we are also creating needs in other areas of our business which are well suited for displaced associates. Specifically, our FPS operations are expanding and have yielded additional opportunities for our associates.

Can we really expect that IDG will be able to leverage the benefits of the new IT system and *One Company* initiatives throughout the organization?

Charlie: Yes. We are a much stronger and more responsive organization than when we began, and for good reason. First and foremost, our leadership team believed in it, and the vast majority of our associates immediately supported it. One of the unexpected benefits of implementing the new IT system was our team approach to utilizing associates from across the company to implement the system. This cross-functional cooperation is a critically important element of the cultural changes necessary for our *One Company* initiatives to succeed. We have been able to build upon this success in other aspects of our business. It is often said that success breeds success, and that is certainly our experience thus far.

IDG has significant business in the automotive industry. Do you expect this to continue to negatively impact sales volume for the company?

Charlie: There's no question the issues within the domestic automotive industry have not been good for suppliers to the industry. There is, however, another interesting dynamic affecting the automotive industry, and that is the global or international manufacturers that are continuing to build plants in the U.S. IDG is well situated in the Southeast and Midwest where many of these plants are currently operating and also where new plants are being built. Importantly, while we are reaching out to the international manufacturers, they are also utilizing the domestic second-tier suppliers, which is good for IDG, as they are our customers. Also, as these suppliers strive to reduce costs and improve operating efficiencies, they turn to IDG to achieve this competitive advantage.

IDG differentiates its FPS offerings by committing to documented cost savings for the customer. Can you give us an idea of the extent of the savings you have been able to generate for customers?

Jack: It is important to note that our documented cost savings criteria are agreed to by IDG and the customer prior to implementation of our FPS services. The criteria normally include cost of the product but also procurement activities such as consumption, utilization, freight and manufacturing performance enhancements. Typically in the first year our relationship generates savings of 10–14% of their total MROP procurement costs, and it is not unusual to save approximately 6–10% in the second year and 5–8% per year thereafter.

Please tell us what the strategic pricing initiative is intended to accomplish?

Jack: This initiative changes our pricing paradigm from a landed cost plus markup to a discount from list price approach. More importantly, it gives IDG a consistent methodology to price our products. Like many distributors, we realized that our largest customers had been subsidizing our smallest customers' prices. We identified in more detail who our customers are and analyzed their buying habits. We will soon be able to quickly identify the best price for a customer and adjust prices to meet the competitive market, and this will have a positive impact on our sales levels and operating margins. With this new capability and approach, we will provide the best price for the customer and the optimal pricing and margin for IDG.

Many of the well-known distributors are much larger than IDG. How do you compete with such competitors?

Charlie: There are a few industrial MROP distributors that are larger than IDG; however, we more frequently compete with the smaller, local industrial distributor companies that represent over 80% of the channel to our market. In addition, the larger distributors' primary market approach is a product catalog supported with large investments in inventory. These "catalog houses" mainly compete on their broad product offering. They typically don't offer a value-added approach like IDG, which is our core competency. We compete very successfully with these large distributors when the customer needs product application and sourcing knowledge. Compared to the smaller local distributors, we typically offer a broader product line, with significant technical expertise in both the products we sell and in their application. We also have our services business, which provides solutions for small and mid-market customers that differentiate us from most industrial distributors.

The distribution industry continues to see consolidation. What is IDG's position on acquisitions?

Charlie: Unless an acquisition is highly strategic and accretive to our earnings, I don't believe that we would consider a transaction. The industry continues to consolidate and IDG needs to be open-minded should an appropriate opportunity present itself. Important considerations for us would be if the acquisition expanded our geographic footprint, brought complementary product lines that fit with our technical expertise or provided the capability to expand our services business. Our ability to integrate an acquisition into our operations quickly will also be a factor. Our leadership team is experienced at evaluating and integrating acquired businesses. We will be prudent in our approach to any opportunities that arise.

IDG has had an ongoing Facilities Rationalization Plan since 2001. What is the goal behind this, and can you provide an update on the progress to date?

Jack: The Facilities Rationalization Plan objective consolidates the legacy branch operations from our original acquisition strategy which had created a highly inefficient facilities footprint. The consolidation of distribution centers to centralized regional locations, while maintaining our presence in all existing markets with sales offices, was the primary objective. Since we announced this plan in 2001, we've reduced the number of our operating locations by 40%, which correlates to a reduction of 500,000 square feet. This has saved us well in excess of $2.5 million in rent and operating expense since 2002. In addition, the savings generated from the reduction of salaries, benefits and inventory total at least an additional $2.0 million. Our facilities are now well organized, with an improved appearance that better reflects our corporate brand.


Northeast Region President
Northwest Region President
Southern Region
President

OUR INDUSTRY IS one TO GROW IN

The entire MROP market in the U.S. is estimated to be in excess of $140 billion annually. IDG currently competes in the industrial segment that we estimate at approximately $70 billion in size. No single company or group of companies dominates these markets or market segments. That leaves ample opportunity for a focused company like IDG to expand into additional market segments, grow through geographic expansion, add more depth to our existing product lines, add additional product lines and deliver our full range of products through new distribution and sales channels, such as developing our e-commerce capabilities.

GROWING THROUGH BUSINESS PROCESS OUTSOURCING

Manufacturers continue to focus on their core competencies. As a result, an increasing number of companies are turning to business process outsourcing solutions. Managing the commodity aspect of the supply chain is a core competency for IDG and an opportunity for growth. We have the MROP procurement, management and application expertise to provide even more comprehensive MROP solutions for customers seeking a competitive advantage.

A SOLID FOOTING IN AEROSPACE

The aerospace industry represents one of IDG's largest market segments. Industry forecasters are pointing to the current backlog and expectations for continued growth for commercial aircraft orders. IDG is well positioned to benefit from continued growth in wide-body aircraft and in the growing number of corporate and private jets. We have a unique understanding of the aircraft manufacturing environment with its increasing use of specialized metals, graphite composites and critical engineering requirements.

SERVING THE EXPANDING GLOBAL AUTO MANUFACTURERS

While the restructuring of the domestic auto industry continues, IDG is targeting the growing presence of the global auto manufacturers in the U.S. With our deep roots in serving the auto industry and its suppliers, IDG can be a valuable resource to these manufacturers. Importantly, with operations currently in the Southeast and Midwest, IDG is well positioned to hit the ground running and quickly add considerable value.

TARGETING GROWING INDUSTRIES

Industries that have economic or demographic factors spurring growth are attractive to IDG. That is true in the broad recreational vehicle industry that had the highest level of shipments in the past 30 years, with 2006 representing the fifth straight year of record growth. In an industry survey, 89% of RV owners responded that their RV makes it easier to take more frequent mini-vacations and contributes to a greater bond with their family.



JOHN KRAMER
Midwest Region President


ISO 9001

EXPANDING OUR PRODUCT LINE AND RELATIONSHIPS IS one SOLID GROWTH STRATEGY

It is as a unique distributor that can acquire those "hard to find" items where the company has earned its well-deserved reputation. However, with its broad product line, IDG takes great pride in also providing virtually any MROP product a customer might need. IDG's product and application expertise enables it to be the "go-to distributor" for cutting tools, abrasives, hand and power tools, safety products and more.

ENHANCING STRATEGIC GROWTH SUPPLIER RELATIONSHIPS

We're sharing data and information with more than 120 Strategic Growth Suppliers to make better, more timely purchases and to ensure we receive the full benefit of our suppliers' support. We're partnering so that they grow their market share and we get the best prices for our customers.

EXPANDING SUPPLIER RELATIONSHIPS

The success of our Strategic Growth Supplier program gave us the insight to implement a similar strategy with those suppliers that provide services to IDG. Our new Strategic Growth Provider program creates a closer relationship with the providers of various services and, with a similar strategy to share information, we create another "win-win" relationship that brings more value for the providers, IDG and our customers.

GROWING WITH A DEEPER AND BROADER PRODUCT LINE

As we reviewed our product strategy, it became apparent we had the opportunity to add more choices for customers by offering a deeper product line – one where we could also further demonstrate how we differentiate ourselves through our in-house technical expertise. Another initiative is to broaden our MROP product line with additional product lines that require IDG's product application expertise.



CHRISTOPHER [illegible]
[illegible] Associate


CAROL MARKS
Director of Business
Management Systems



RECEIVED APR 03 2007 SECTION

OUR KNOWLEDGEABLE ASSOCIATES ARE THE one RESOURCE THAT CUSTOMERS TURN TO FIRST

IDG's reputation in product application rests firmly with our knowledgeable associates. Our associates are the critically important link between suppliers and our external customers. IDG associates provide the knowledge and product solutions that drive manufacturing efficiencies by identifying the right product for the specific application, delivered at the right time and at the best cost for the customer.

REORGANIZING CUSTOMER SERVICE

Our customer service process was reorganized to leverage the different skills required to serve our diverse customer base. We also created enhanced career paths for our associates as they move from entry-level customer service associates to highly-trained and experienced key account representatives and technical product application specialists. This enables IDG to provide improved technical support, relationship management and industry expertise to all of our customers.

REDESIGNING PURCHASING

In planning for a redesign of our purchasing process, we established three primary functions to organize around. These were procurement, sourcing, and inventory and data management. This redesign enables purchasing to lower our cost of goods, improve service levels, increase efficiencies by decreasing redundancies, leverage supplier relationships, and improve working capital utilization. The end result will be to significantly improve service while lowering both operating costs and cost of goods.

EXPERIENCED PRODUCT SPECIALISTS

IDG's product specialists gained their specialized knowledge from years of working in customer facilities and with our suppliers. They average 26 years of industry experience working with a diverse customer base. IDG's product specialists are experts in the product application for safety products, cutting tools, abrasives, metal working fluids, air and assembly tools, electrical and material handling equipment and General MROP products.





CREATING ONE VOICE:

"Establishing one corporate marketing organization was central to creating a consistent voice for IDG. We're positioning IDG as a leading industrial distributor with strong technical capabilities and as a provider of premium services. The benefits to the customer are unbiased technical support, process improvements, documented cost savings and ultimately a competitive advantage for our customers."

—**Steve Hartkopf**
Vice President of Marketing

AUTOMATION:

"Prior to 2006, IDG's Human Resource functions were hardly "one." The function was decentralized and paper-based. Today, our Human Resource information is not only unified, but fully automated under a new Human Resource Information System. Associates across the country can now go online to see their payroll information, review our policies and benefits, access training and much more. This leads to more consistent communication and improves Human Resource administration."

—**Laura Wright**
Director of Human Resources

OUR COMPANY HAS MORE THAN one 2006 SUCCESS STORY

In a year of significant internal change, our associates embraced those changes to improve how we market, sell, organize and manage our operations. They did this with one goal in mind – to create one IDG and deliver an exceptional level of internal and external customer service.


Industrial Distribution Group

STANDARDIZATION:

"The FPS team embraced the concept that consistency leads to "oneness." We reorganized our team into distinct process units – sales, implementation and operations – to significantly enhance customer service. We compiled best practices from across the company and then standardized the important components, everything from proposals to presentations to processes and procedures. As a result of these efficiencies, we closed a record number of contracts in 2006."

—**Darrel Wilges**
Vice President of Flexible Procurement Solutions

CONSOLIDATION:

"I was involved in coordinating the consolidation of three distribution centers into one and then creating two sales offices for customer support. We staged the complex move of the three facilities over three months. The challenges were numerous, but we were successful because of the teamwork and a shared commitment to our *One Company* approach."

—**Mark Garmon**
Director of Logistics

BOARD OF DIRECTORS, CORPORATE OFFICERS AND KEY MANAGEMENT

Industrial Distribution Group, Inc.

Board of Directors

Richard M. Seigel
Chairman of the Board
Industrial Distribution Group, Inc.

David K. Barth
Retired President
Barth Smith Company

William R. Fenoglio
Retired Chief Executive Officer
Augat, Inc.

Charles A. Lingenfelter
President and Chief Executive Officer
Industrial Distribution Group, Inc.

William T. Parr
Vice Chairman Emeritus
J. Smith Lanier & Co.

George L. Sachs, Jr.
Retired President
IDG St. Louis

Andrew B. Shearer
Former President and
Chief Executive Officer
Industrial Distribution Group, Inc.

Corporate Officers and Key Management

Charles A. Lingenfelter
President and Chief Executive Officer

Jack P. Healey
Executive Vice President,
Chief Financial Officer, and Secretary

Michael W. Brice
Senior Vice President and
Chief Information Officer

Edward C. Gerber
Northeast Region President

Stephen R. Hartkopf
Vice President of Marketing

Thomas R. Jones
Northwest Region President

John R. Kramer
Midwest Region President

Carol L. Marks
Director of Business
Management Systems

Kathleen P. MacIntosh
Vice President of Finance

Steven W. Owings
Southern Region President

Robert L. Parker
Vice President of Operations

Darrel M. Wilges
Vice President of
Flexible Procurement Solutions

Laura S. Wright
Director of Human Resources

The following information is excerpted from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006, Commission File No. 001-13195

INDUSTRIAL DISTRIBUTION GROUP, INC.

Table of Contents

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Certain written and oral statements made by Industrial Distribution Group, Inc. may constitute "forward-looking statements" as defined under the Private Securities Litigation Reform Act of 1995, including statements made in this report and other filings with the Securities and Exchange Commission. Generally, the words "anticipate," "believe," "expect," "intend", "estimate," "project," and similar expressions identify forward-looking statements, which generally are not historical in nature. All statements which address operating performance, events or developments that we expect or anticipate will occur in the future including growth in market share and statements expressing general optimism about future operating results are forward-looking statements. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from the Company's historical experience and the Company's present expectations or projections. Caution should be taken not to place undue reliance on any such forward-looking statements since such statements speak only as of the date when made. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For a discussion of some of these risks and uncertainties, see the section of this report entitled "Risk Factors."

BUSINESS

Background and General

Industrial Distribution Group, Inc. ("IDG") is a Delaware corporation, formed in 1997 through the combination of several, previously independent industrial distribution companies. We are a nationwide supplier of maintenance, repair, operating, and production ("MROP") products and services to manufacturers and other industrial users, and through our Flexible Procurement Solutions™ ("FPS") program, we provide an array of value-added business process outsourcing services and other arrangements. Our FPS services include storeroom management (commonly referred to as integrated supply) and other offerings that emphasize and utilize our specialized expertise in product applications and production process improvements. In providing FPS services and direct sales of MROP products (which we refer to as General MROP sales), we distribute a full line of MROP products, specializing in cutting tools, abrasives, hand and power tools, maintenance equipment, coolants, lubricants, adhesives, and safety products. In addition, we can supply at a competitive price virtually any other MROP product that a customer may require.

Our FPS customers, which account for 59% of our business, range from mid-market (i.e., between $50,000 and $500,000 in annual revenues) to large market (i.e., greater than $500,000 in annual revenues) accounts. We believe that, as we widen our FPS services and product availability, we will continue to position IDG to proactively address the increasing demands of customers for ways to reduce their overall MROP costs and enhance their operating efficiencies. In many of our FPS arrangements, we seek to answer these demands by providing an annual reduction in our customer's total MROP procurement costs through our Documented Cost Savings Program. We are able to offer this service guarantee by reducing costs and leveraging our expertise and our ability to analyze a customer's acquisition, possession, and application processes for MROP products to design and implement a customized program that improves and streamlines those processes. The specific programs we design may include improving the customer's production and procurement processes, standardizing the products they use, reducing the number of suppliers from which they purchase products, or developing storeroom management arrangements that outsource to us some or all of their MROP procurement and management functions. Our General MROP customers, which account for 41% of our business, tend to be less than $500,000 in annual revenue and purchase our products through a variety of methods, including direct sales, e-commerce and call centers staffed by trained inside customer service representatives. These customers buy our products for their availability and price and for our specialized product application expertise in addition to our relationships with some of the strongest suppliers in the industry.

We currently have sales coverage in 43 of the top 75 manufacturing markets in the United States as well as in certain markets in China. We have approximately 13,000 active customers (customers that purchased at least one item in the last 12 months), which includes a diverse group of large and mid-sized national and international corporations, including Borg-Warner Inc., Boeing Company, ArvinMeritor Inc., PPG Industries, Kennametal Inc., Duracell, Pentair Inc., Ford Motor Company, Honeywell, and Fleetwood Enterprises Inc. as well as many local and regional businesses. Based on 2006 sales of $547.9 million, we believe IDG is among the top 20 MROP providers and the top five operators of storeroom management sites in the nation.

In an effort to improve both our internal and external operating efficiencies, during 2006 we realigned our internal organizational and operating structure from a decentralized model that functioned through regional departments to a matrix organization that arranges and utilizes our resources by company-wide business functional processes (marketing, customer service, purchasing, information technology, human resources, accounting, warehousing and logistics). Under this new "One Company" matrix organization, key processes of our business have been identified and organization-wide responsibility for each process has been assigned to a specific IDG team member, each of whom is referred to as a Process Leader. FPS operations, including selling and implementing solutions, are national in scope and our Vice President of FPS currently reports to the Chief Executive Officer. In addition, our Regional Presidents are responsible for managing our FPS operations, once implemented, and driving General MROP sales in a specific region. The Regional Presidents have operational authority for their region and report to the Chief Executive Officer. An integral component of our internal realignment in 2006 was the conversion from three disparate back-office computer platforms to one of our existing computer operating systems. During the conversion, the Company realigned its business processes to conform to our One Company matrix organization. During this conversion some operational difficulties were experienced which resulted in lost sales and inefficient operations. Since the conversion was completed in phases, we were able to adjust our approach as we encountered these issues, thus managing the impact on our customers. Most of the operating issues have been resolved, however, we will continue to refine and improve our operating system and processes throughout 2007.

The outcome of one matrix organization and one operating system will enhance our customer service and enable us to be more competitive in the General MROP marketplace. Among other things, we can now view inventory company-wide and ship from multiple warehouses on the same customer order. The integration of both processes and systems allows us to better serve the General MROP customer with better fill rates, common processes and clear lines of responsibility. Internal and external customer satisfaction will be enhanced under this model.

Industry Overview and Trends

Manufacturers, processors, and other producers of industrial, commercial, or consumer products have a continual need for a broad range of MROP products. The industrial MROP products industry, in which we participate, is highly competitive. We estimate that the size of the industrial MROP market is approximately $70 billion annually. However, the entire U.S. MROP market is estimated to be in excess of $140 billion annually. This broader market includes electrical, PVF (pipes, valves, and fittings), power transmission, and other product categories in which we participate to a lesser extent than the industrial MROP product market.

The industrial MROP products industry is highly competitive and features numerous distribution channels, including: international, national, regional, and local distributors; internet suppliers; large catalog warehouses; and manufacturers' own sales forces. Competition in the MROP supplies industry may increase in other ways. For example, during 2006 we saw a heightened number of our competitors, including new large competitors to the MROP market, consolidating to achieve economies of scale and increase efficiencies, which may strengthen their competitive position relative to us. Consolidation in the industry enables customers to focus on the convenience due to broader product line availability, cost savings, and economies of scale associated with a reduced number of suppliers who are capable of providing superior service and product selection. We believe these trends will continue into the near future and could further enhance competition.

In today's marketplace, business-to-business solutions provide customers with the option to outsource the commodity management aspects of MROP. As manufacturers have focused on their core manufacturing or other production competencies, they have increasingly outsourced their MROP procurement, management, and application processes in search of more comprehensive MROP solutions that include technology solutions that we provide. Our business-to-business solutions include Internet-based platforms used to create procurement solution strategies allowing us continued opportunities for growth. During 2006 we developed an e-commerce business plan and began beta testing of a limited on-line procurement site. This project is anticipated to open a new distribution channel and improve convenience to our existing customers. These capabilities are expected to be available to our broad customer base sometime in 2008.

We believe that we have the size, scale of operations, technology, and skilled personnel resources necessary to benefit from these industry trends and compete effectively in the MROP supply industry. Furthermore, the development of our ability to offer a wider variety of solutions to our customers will enable us to compete more effectively in the future and provide us with additional revenue opportunities.

Flexible Procurement Solutions (FPS)

Services Program and Approach

FPS is a broad program of value-added, business process outsourcing services that we offer to customers and reflects our principal approach to addressing the manufacturers' need to reduce their total procurement costs. We approach our customers and their needs proactively, not simply to sell MROP products, but also to help design an overall MROP strategy that improves our customers' supply chain and asset management and increases their operational efficiencies. We offer our customers our expertise in process improvement, inventory management, product application, productivity improvements, cost savings, software solutions, and logistics. Through FPS, we can provide any or all of these areas of expertise, depending on the size and the specific needs of the customer. As a result of our FPS services, we believe that our customers can increase their profits and their return on assets.

We believe that the ability and flexibility to provide the ideal combination of MROP services required by each customer is the key to capturing market share for our business. The prerequisites for doing so will continue to evolve, and we will remain vigilant in assessing the needs of and developing solutions for our existing and prospective new customers. At December 31, 2006, we had arrangements in place to provide FPS services to 259 customers covering 352 sites, including 101 storeroom management sites covering 52 customers.

Spectrum of Service Offerings

The spectrum of services we offer in designing and implementing FPS for customers is broad and encompasses all phases of a customer's MROP cycle – that is, the acquisition, possession, and application of MROP products. Our extensive process knowledge and the product expertise of our associates are key elements that allow us to present cost saving solutions to our customers in all of these phases. For example, our comprehensive product line supports our commitment to acquire and deliver the most appropriate product to our customers. In addition to maintaining approximately 400,000 stock-keeping units ("SKUs"), as well as special items in stock for our General MROP customers, we can provide virtually any MROP item a customer may require. It is customary for us to replicate all products our customers use when implementing a storeroom management site. Our proprietary stand-alone software programs provide a sophisticated system for our customers to accurately track their possession and use of these products. Our software allows us to segregate between customer and IDG-owned inventory. It also tracks the consumption and identifies cost saving opportunities. Moreover, our industry-specific experience and extensive product knowledge enable us to assist in the application of MROP products by evaluating manufacturing processes and the MROP products they use. We have available to our customers certain product specialists that assist with training and the application of a product to a particular manufacturing process. Our understanding of the most appropriate product for specific customer applications helps us to identify the MROP product best suited for a customer's specific need, or we may suggest process re-engineering in order to lower the customer's total manufacturing costs.

The proper management of the acquisition, possession and application functions is important to customers because they must balance the need for immediate access to inventory with the cost of carrying the inventory. Many MROP products – such as machine tool inserts, drill bits, abrasives, saw blades, and gloves – are consumed in production processes and are essential to maintain at the point of production to avoid unnecessary downtime. Other MROP products – such as power tools, hand tools, scales, and hoists – have relatively longer operational lives and are therefore purchased less frequently, but still must be available "on-time" in order to achieve production efficiencies. The management of all phases of our customers' MROP cycle is a fundamental part of our FPS services for our customers.

In addition to identifying and supplying the particular products a customer requires (in the proper quantities and at the proper times), our specialized services may include any one or more of the following to assist the customer in the acquisition, possession and application phases of the MROP cycle:

- providing consolidated billing for MROP products and producing customized management reports for customers regarding purchases and inventory levels;
- installing computer software and hardware to implement an electronic data interchange system to enable the customer to order products electronically and in some cases automatically;
- providing storeroom design and reorganization services to reduce inefficiencies, redundancies, obsolescence, and shrinkage;
- bar coding products in a customer's tool crib to control inventory and track consumption by product, employee, and/or cost center;
- installation of product vending machines and other automated dispensing solutions;
- Commodity Management Solutions including Vendor Managed Inventory (VMI) arrangements; and
- providing the management and procurement of entire commodity groups utilizing our proprietary software to enable product rationalization, supplier surveys, supplier requests for quotes, quotation analysis, supplier selection; and contract awards.

Storeroom Management Arrangements

Our business process outsourcing model for storeroom management is the most complete offering of services in our FPS program. In a storeroom management arrangement, we essentially form a strategic alliance with the customer to procure, manage, and apply MROP products at the customer's site and, in some cases, to share the benefits of the cost reductions achieved. In addition to the other FPS services we provide, our storeroom management relationships – which are not standardized, but vary from customer to customer based on each customer's needs – usually include:

- furnishing the customer with our proprietary software that helps provide our customers with business intelligence to manage the acquisition, receipt, issuance, and application of MROP products and other key commodity supplies;
- gaining access to plant floors to re-engineer procurement and production processes and standardize MROP products;
- coordinating the purchase of multiple MROP product lines;
- providing consolidated invoices and customized management reports via a direct network link to customers; and
- managing and staffing tool cribs.

In addition, in a storeroom management relationship, we, rather than the customer, may own the inventory in the tool crib. At December 31, 2006 approximately $26.4 million (or 38.4%) of our total inventory resided at customer sites.

In a storeroom management relationship, we target negotiated levels of annual reduction in the customer's total MROP costs in relation to its production levels commonly referred to as 'cost savings'. Our customers agree on the savings criteria and measurements at the beginning of the relationship, and our service performance is measured to those pre-determined expectations. We show our customers how we achieve savings for them through our Documented Cost Savings Program. Cost savings are not only measured as the cost of the product, but encompass all procurement activities, consumption, utilization, freight, and manufacturing performance enhancements. Where we save additional costs for a customer above the negotiated levels in certain arrangements, the customer may share the additional savings with us. We pursue cost reductions in storeroom management relationships through our focused and ongoing analysis and re-engineering of a customer's production processes to reduce the variety and number of MROP products that the customer uses. We often achieve additional cost savings and improved cash flows for our customers through the reduction of tool crib staffing expenses, the reduction in shrinkage and obsolete stock due to better inventory controls, and the elimination of certain inventory holding costs. Typically reduced product cost is achieved in the first year of a relationship, but is not the primary driver of our cost savings program. Our application expertise as well as our suppliers' resources help us to deliver the process and production cost savings our customers demand.

We believe that, for appropriate customers, a storeroom management arrangement also has other benefits. Prior to a storeroom management relationship, most of our customers did not have visibility or a system to identify product spend, inventory turnover, or the value of inventory on-hand. However, through the use of our proprietary software, Storeroom Management System, key products are readily available to our customers, which reduces their production downtime. We also provide more useful information than our customers had previously collected about their inventory needs and consumption by cost center.

General MROP Sales

Program and Approach

Our General MROP sales program enables us to add value to the acquisition and application of MROP products to our customers whose scale of operations and business needs may not warrant an integrated solution, or who otherwise do not perceive sufficient benefits from utilizing our other FPS business process outsourcing services. Even where they do not desire one of our more comprehensive FPS service offerings, manufacturers are nonetheless continuously seeking ways to improve their processes and reduce their costs. In pursuit of such improvements, the "speed" and "feed" of products on a production line is crucial to manufacturers. A small modification in product selection can have a profound impact on the speed of a manufacturing process. As a result, a high level of knowledge about product application as well as selection is important to successful General MROP sales. Our associates are trained specifically to assist customers in making intelligent cost-saving purchases, with the goal of lowering the customer's total MROP procurement costs. Our highly-skilled customer service representatives are dedicated to answering specific customer inquiries, assisting customers with the operation of products, and finding low cost solutions to manufacturing problems. We believe these factors significantly enhance our volume of repeat business, and they are an integral part of our overall customer costs reduction program and total procurement solutions.

Our General MROP sales approach includes sourcing custom products for our customers in addition to providing those customers with a broad range of industrial MROP products at competitive prices. Our product offering is highly specialized. It is through our 180 customer service representatives and product specialists that we match the right product with the right application.

Products

We believe that the fundamental requirement of our distribution business is getting customers the MROP products they need, when they need them. In order to do so, we offer a full line of industrial MROP products, with approximately 400,000 SKUs in stock. In addition, we often maintain supplies of special items for regular customers, and we are able to supply virtually any special order MROP item at a competitive price. In order to achieve cost savings for us and for our customers, we periodically review our special order activities to identify items ordered with sufficient frequency to warrant inclusion in our stock.

Our principal product categories include cutting tools, abrasives, hand and power tools, maintenance equipment, coolants, lubricants, adhesives, and safety products. We are able to offer significant depth and breadth in our core product lines throughout our nationwide operations. Our offering of specific products from multiple manufacturers, at different prices and quality levels, permits us to offer the product that provides the best value for the customer. We also have available to our customers certain product specialists that assist with training and the application of a product to a particular manufacturing process. During 2007, we intend to increase the number of product specialists we employ in order to meet increasing demand for such services and to deliver greater value to our customers.

On an individual location basis, our products may be ordered electronically, by telephone, or by facsimile, and in some cases automatically through pre-approved order quantities. We seek at all times to provide our customers with the most convenient method of selecting and ordering products, which in the future may include paper and electronic catalogs and other electronic commerce. To facilitate "on time" delivery of our products, we have consolidated our stock MROP products. We have distribution centers located across the United States. Over the past several years we have consolidated our 'branch' based operations into a distribution center/sales office module. This has improved fill rates while reducing our occupancy costs. Currently we ship our products from regional distribution centers and satellite centers.

We currently obtain products from more than 30,000 vendors. During 2006, no vendor provided as much as 6% of the products we sold, however, 18 suppliers account for approximately 40% of all General MROP sales. We believe we are not materially dependent on any one vendor or small group of vendors.

The following table sets forth illustrative examples of the myriad products we supply, organized by principal categories of MROP products, and also shows our sales of such products as a percentage of our aggregate product revenue for 2006:

Product Category	Typical Products	% of Aggregate Revenue
Cutting Tools	Drills, Taps, Carbide Tools, End Mills	25.6%
Abrasives	Grinding Wheels, Sanding Belts, Discs, Sheets or Rolls	14.5%
Maintenance Equipment and Supplies	Hydraulic Tools, Paint, Lubrication Equipment	8.0%
Coolants, Lubricants, and Adhesives	Metal Cutting Coolants, Aerosols, Industrial Adhesives	7.5%
Hand Tools	Wrenches, Socket Sets, Screwdrivers, Hammers	6.5%
Power Tools	Air and Electric Drills, Impact Wrenches, Screwdrivers	6.1%
Safety Products	Gloves, Signs, Absorbents, Glasses	6.1%
Machine Tools and Accessories	Milling Machines, Work Holding Vises, Tool Holders	3.8%
Material Handling Equipment	Hoists, Slings, Chain, Shelving, Casters	3.3%
Machinery	Metal Removal Equipment, Metal Forming Equipment, Air Compressors	2.4%
Tapes	Masking, Filament and Duct Tape	2.1%
Fasteners	Socket Screws, Hex Screws, Anchors	1.5%
Saw Blades	Band, Hack, Hole, Jig Saw Blades	1.3%
Welding Equipment and Supplies	Welders, Weld Rod	1.1%
Contractor Supplies	Power-Actuated Tools, Ladders, Shovels	1.0%
Electrical	Fuses, Electrical Switches, Controls, Lighting	1.0%
Brushes	Wire Wheel, Floor Brooms	1.0%
Quality Control Products	Electronic Calipers, Micrometers	0.9%
Fluid Power	Hydraulic and Pneumatic Valves, Cylinders, Pumps	0.8%
Industrial Pipes, Valves, Fittings and Metal Goods	Pipes, Valves, Fittings, Angle Iron, Conduit	0.8%
Power Transmission Equipment	Belts, Drives, Bearings, Gears, Pulleys	0.6%
Tool & Die Supplies	Ground Stock, Drill Rod, Die Sets	0.6%
Industrial Hose	Air Hose, Water Hose	0.5%
Other Products		3.0%
Total		100.0%

Customers

Our active customers (customers that purchased at least one item in the last 12 months) number approximately 13,000 and, include a broad range of industrial, commercial, and institutional users of MROP products, from small local machine shops to regional, national, and multi-national corporations such as Borg-Warner Inc., Boeing Company, ArvinMeritor Inc., PPG Industries, Kennametal Inc., Duracell, Pentair Inc., Ford Motor Company, Honeywell, and Fleetwood Enterprises Inc. For 2006, we sold products to over 1,000 customers who purchased at least $50,000 of products, and no single customer accounted for more than 5% of our net sales.

We intend to continue to serve a large number and wide variety of customers. Our principal customers (in terms of the amount of services and products acquired from or through us) will likely continue to be divisions of large international and national corporations. We intend to focus on expanding our business with such customers through our national accounts strategy, which includes expanding upon existing relationships with individual plants to develop multi-location customer arrangements. With regard to our FPS program, we intend to continue to place special emphasis on marketing and selling our services and products to middle-market industrial consumers. We believe these manufacturers may benefit from many of our value-added service offerings.

We continue to diversify into new customer segments, strengthen our MROP product lines and acquire the scale that will help us achieve our purchasing goals. We continually re-evaluate our sales strategy, target markets, and our selling techniques and give our sales team tools to ensure we are targeting and implementing programs that best fit the customers' needs and our profitability goals.

Sales and Marketing

Our sales and marketing efforts are executed by four groups, Marketing, FPS Sales, General MROP Sales and Specialty Businesses. We have approximately 400 personnel dedicated to the sales and marketing team across our various international, national, regional, and local markets. The following describes each component of our sales and marketing efforts.

Marketing, which was regionally administered prior to 2006, is now a nationwide function. During 2006 we hired a Vice President of Marketing, followed by three product managers which will be increased to five in 2007, an e-commerce development and marketing operations director, as well as a marketing analyst to support the marketing team. Our product directors are experts in their respective product lines. In addition, they are supported by product specialists. The product specialists are located in the regions and are experts in the instruction and application of safety products, cutting tools, abrasives, air and assembly tools, electrical and material handling, and General MROP products. In late 2006, the Company completed its first national marketing campaign which was called the "2006 Stretch Drive."

The Marketing team focuses on our brand identity strategy, strategic supplier relationships, improving sales and margin through strategic pricing, product specialist management, promotional programs for the sales team, and brand positioning. The marketing organization also is responsible for providing the sales organization with the support and tools they need to successfully grow sales and market share. Our marketing team has developed national sales promotion programs designed to improve both General MROP market share and more specifically to improve FPS sales. Marketing has been working in tandem with Information Technology (IT) in order to develop an e-commerce solution for 2008. The current version is in customer beta-testing and will be fully deployed in 2008.

Our product managers and product solution specialists play an integral part in our marketing and sales strategy for both General MROP sales and FPS services by focusing on the broader spectrum of MROP services and then developing and marketing customized value-added solutions to new and existing customers. Product specialist solutions go beyond the sale of our products and help to improve our customers' production processes and, as a result, reduce their total procurement costs. They assist both our General MROP customers, as well as our FPS customers. Placing more focus on our product expertise helps differentiate us in the market and further improves our brand positioning in the industry.

The FPS sales structure consists of a national sales team, implementation team, and operations team. Our FPS selling strategy is directed by our Vice President of FPS who is responsible for the management of our FPS sales and site implementations company-wide. Once FPS sites have been implemented and are operational, the site becomes the responsibility of the Regional President where the FPS site is located. At our 101 storeroom management sites we have approximately 400 associates that fulfill orders on-site and focus on our customers' cost savings.

The FPS national sales team consists of seven sales associates who focus on selling all solutions we have to offer as well as increasing closure rates. The implementation team enables us to more effectively manage our implementation resources so that we can implement sites in a more timely and consistent manner while providing a higher level of customer satisfaction. The FPS operations team consists of area managers in each region who share best practices and continue to standardize processes to ensure each site can run successfully at full potential. In order to accomplish the key elements of a successful FPS program, we have placed significant emphasis on training our associates in order to meet the site implementation deadlines and operational standards of performance at each customer site. The above teams are assisted by a newly formed team of six associates dedicated to FPS contract and operational analysis which is responsible for responding to all requests for proposals, requests for information, and activity based costing activities as well as analyzing the profitability of existing sites.

Our General MROP selling strategy focuses on customers and prospects whose needs indicate that they would benefit significantly from a value-added approach to the traditional MROP distribution sales process. The genesis of our company was as a specialty distributor and as such, our unique product knowledge and applications expertise adds value for the traditional MROP customer. We believe that a sustained focus on providing such value in General MROP sales is integral to our long-term success. The highly specialized nature of our General MROP products differentiates our company from a "catalog house" as we provide our customers product expertise.

We have 170 outside sales representatives and 180 inside customer service representatives that are each dedicated to one of the sales teams noted above. These associates are supported by 30 managers as well as the corporate marketing team, including the regionally deployed product specialists and the four Regional Presidents as well as the Presidents of the specialty businesses mentioned above. Our outside sales representatives call on designated customers and are responsible for providing technical support to those customers. Our outside sales representatives utilize our product and solution specialists as needs arise at specific customers to assist with the application processes with respect to certain products. Our inside sales/customer service representatives are responsible for certain types of direct customer service and order entry, but primarily focus on supporting the outside sales representatives with respect to each of their customers.

Our Specialty Businesses include: Boring Smith, which serves the manufactured housing and recreational vehicle industries nationwide; Ensco Supply, which serves the industrial construction supply industry primarily in the Carolina's; Taylor Air and Scale, which is a leading supplier of compressed air system equipment in the Eastern Pennsylvania area; and IDG Compressors, which services the Tennessee area.

Competition

In general, we contend with different competitors in our General MROP business than we do in our FPS sales. Our General MROP sales force competes against many small enterprises who sell to customers in a limited geographic area. In addition, we compete against several large MROP distributors that have significantly greater resources than we do, particularly those focused on retail locations and e-commerce solutions for small to mid-sized customers. Certain of our competitors sell identical products for both lower and higher prices than we offer. In our General MROP business, customer purchasing decisions are primarily based on one or more of the following criteria: price, product selection, product availability, level of service and convenience. We believe, especially in light of our recent operational and matrix realignment that we compete effectively on all such criteria.

Our FPS sales force competes primarily against mid-sized to large MROP distributors who have the size and scale of operations to provide customers with a broad product line and service to multiple, and often remote, locations. Accordingly, several of these competitors also have greater resources than we do. In our FPS business, customer purchasing decisions are primarily based on one or more of the following criteria: price, ability to source product, service level, ability to provide documented cost savings, and inventory management capabilities. We believe we compete effectively on all such criteria.

Management Information Systems

During 2006 we successfully moved from three disparate regional operating systems to the Infor SX.enterprise computer platform on which the company had successfully operated 40% of its business for several years. The software is designed for distributors who handle a significant number of one time buys – referred to as non-stock items. In the near term, we anticipate that our consolidated information technology solution will help us fulfill our customers' requests on a more timely basis and at consistently higher service levels, and enable us to better manage inventory requirements company-wide in order to fulfill orders more effectively. Our Wichita, Kansas location, which accounted for less than 5% of our revenue in 2006, is the only operating unit not fully integrated on the SX.enterprise platform and is planned for conversion in mid-2007.

At our customer locations, we utilize computerized management information systems, including our proprietary distributor based software programs Storeroom Management System, InnoSourcefi, and Innoanalysis System for customer product procurement and management. These systems assist us in our business-to-business product offerings and are important elements of our overall ability to meet customers' requirements for increasing levels of individualized MROP procurement solutions, as well as to achieve our desired level of internal operating efficiencies. Over time we expect to integrate our proprietary platforms or purchase new platforms to be integrated with our Infor SX.enterprise platform, streamline operations and provide greater product availability.

Our comprehensive IT strategy includes ongoing strategic initiatives focused on e-commerce capabilities and FPS operations integration. For example, we are currently testing an online e-catalog solution in a beta-test environment.

Quality Control Standards

As part of our commitment to providing solutions-oriented customer service, we emphasize quality assurance in all phases of our operations. This quality assurance is measured and managed using our internal metrics. Key process indicators are reviewed by our management on a monthly basis to help ensure quality. Our sales and service personnel receive ongoing periodic training in our services solutions, our products, total quality management and other team management skills to assure quality performance. In addition, we utilize our Business Management System (BMS), a process report business model, to ensure that all of our associates receive ongoing business, product and life skills training. BMS dictates that, in order to be successful, we must have the right people and the right processes. Training and development is an integral component of BMS and is tailored for each position. All associates receive approximately 15 hours per year of BMS training in a variety of subjects including Company goals and objectives, business ethics, team styles, and organizational effectiveness. We also maintain ISO 9001 compliance in all of our significant operating locations.

Personnel

We had approximately 1,300 full-time associates as of December 31, 2006. Of these, approximately 400 associates are employed off-site at our customers' storeroom management facilities as part of our FPS relationships. Ten of our associates are employed pursuant to collective bargaining agreements with local unions affiliated with the International Brotherhood of Teamsters. We believe that we enjoy good relations with these associates, and we have not experienced work stoppages. We believe our business relationships are good with all of our associates.

As mentioned above, we are committed to training our associates via our BMS program. We have implemented both a comprehensive training process and a formalized communications plan in support of the continued centralization of our operations. We believe effective training and timely communication are key to realizing our vision of streamlining the manner in which we deliver products, services and solutions to our customers.

Leadership and Organizational Structure

The Company is led by key officers including the Chief Executive Officer, Chief Financial Officer, Chief Information Officer, and an Executive Vice President of Sales and Marketing. The Executive Vice President of Sales and Marketing oversees the Regional Presidents, Vice President of Marketing, and the Vice President of FPS. During 2006 we realigned our associates into a matrix organization whereby they are arranged by functional activity nationwide. Each business function has a Director level associate who is responsible for both internal and external customer support. Each Director reports to one of the key officers listed above. Currently the Executive Vice President of Sales and Marketing position is vacant; and the responsibilities of this position are assumed by the Chief Executive Officer.

Executive Officers

Certain information regarding our executive officers is set forth below. Officers serve at the pleasure of the Board of Directors to hold office until the earlier of their resignation or removal. There are no family relationships among the directors and executive officers of the Company, nor are there any arrangements or understandings between any of the executive officers and any other person pursuant to which they were selected as an executive officer.

Name	Age	Position
Charles A. Lingenfelter	56	President and Chief Executive Officer
Jack P. Healey	47	Executive Vice President, Chief Financial Officer, and Secretary
Michael W. Brice	42	Senior Vice President and Chief Information Officer

Mr. Lingenfelter became our President and Chief Executive Officer in November 2005. Prior to that time, he was the Regional President of our Southern region (from January 2002). Prior to 2002, Mr. Lingenfelter served as President of our IDG-Charlotte business unit (from January 2001) and as President of The Distribution Group, Inc. (from 1997), one of the companies that combined to form us in 1997 and with whom he had been an executive since 1988. Prior to 1988, Mr. Lingenfelter was employed in several capacities with Ingersoll-Rand Company, including as Vice President of Sales and Marketing for its Tools Group. Mr. Lingenfelter received his undergraduate degree in Mechanical Engineering from Indiana Institute of Technology.

Mr. Healey joined us in June 1997 as Vice President and Chief Financial Officer. Mr. Healey was named Executive Vice President in February 2006. From 1997 through February 2006, Mr. Healey served as Vice President and Senior Vice President. Prior to 1997, Mr. Healey was the partner in charge of assurance services for a regional accounting firm and member of the SEC practice section of the AICPA, during which time he served as the auditor for one of our founding companies. Mr. Healey is a certified public accountant and a certified fraud examiner. He received his undergraduate degree in Accounting from Syracuse University.

Mr. Brice joined us in January 2005 as Senior Vice President and Chief Information Officer. Prior to that time, Mr. Brice served as Partner of Unisys, a worldwide information technology services and solutions company. From 2000 to 2001, Mr. Brice served as Vice President of Collaborex, a business-to-business consulting company. Prior to that time, Mr. Brice was a Principal at Booz-Allen & Hamilton, a strategy and technology consulting firm. Mr. Brice received his undergraduate degree in Computer Science from Clemson University.

Available Information

We make available free of charge on or through our internet website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. Our internet address is *www.idglink.com*.

RISK FACTORS

IDG's business is subject to certain risks and uncertainties, some of which are set forth below.

Our industry is very competitive, both as to the number and strength of the different companies with which we compete and the business terms offered to potential customers, and we cannot assure you that we will be able to compete successfully against all or most of them.

The industrial MROP supplies industry is highly competitive and features numerous distribution channels, including: international, national, regional, and local distributors; internet suppliers; large catalog warehouses; and manufacturers' own sales forces. Our General MROP sales force competes against many small enterprises who sell to a limited geographic area. In addition, however, we compete against several large MROP distributors that have significantly greater resources than we do, particularly in the area of e-commerce solutions for small to mid-sized customers. Our FPS sales force competes primarily against mid-sized to large MROP distributors who have the size and scale of operations to provide customers with a broad product line and service to multiple locations. Accordingly, several of these competitors also have greater resources than we do.

Competition with all of these distributors has increased as customers increasingly seek low-cost alternatives to traditional methods of purchasing and sources of supply by, among other things, reducing the number of their MROP suppliers. Some of our competitors presently sell some of the same products we sell at lower prices than we offer. Moreover, in our FPS sales, we compete on the basis of our ability to design and implement FPS that will enable our customers to achieve productivity improvements and reduce costs overall, rather than seeking simply to offer the lowest price for any particular MROP item. We cannot assure you that we will be able to compete successfully.

Competition in the MROP supplies industry may increase in other ways as well. For example, other distributors are consolidating to achieve economies of scale and increase efficiencies, which may strengthen their competitive position relative to us. In addition, new competitors, of which we are not currently aware, may emerge, further increasing competition. Recently, large multi-national companies such as Wolseley PLC and The Home Depot have acquired a significant footprint in our industry.

Storeroom management customers are large in size and generate average annual revenue of approximately $2.4 million per site. If we are not able to provide acceptable customer service or renew these contracts at profitable levels, we may not be able to replace the business lost.

In most cases, our FPS solutions generate significant savings for our customers during the first few years of the contract. However, there also comes a point when we have brought the customer to maximum efficiency, and our customers request lower product pricing. In most cases we are not willing to sacrifice our margins of profitability. As a result, customers may not renew contracts and may hire the competition or bring the outsourced function of inventory management back in house. In addition customer satisfaction is more challenging at a storeroom management site. We are constantly challenged to provide better service and if we fail to continue to improve our service levels we may lose the business. We will be challenged by this situation, however, we believe that we are able to compete effectively because of our ability to address the MROP needs of our customers by providing value-added services and solutions that enable them to improve productivity and reduce costs. Most storeroom management sites are contractually obligated, and there is a 90-day cancellation clause that may be exercised by either party.

The delivery of our services requires highly skilled and specialized employees who are not easy to locate or replace, and we could be adversely affected by the loss or unavailability of such persons.

The timely provision of our high-quality services requires an adequate supply of skilled sales and customer service personnel, including product specialists whose expertise is an essential element of both our customer-oriented FPS program and our General MROP business. Accordingly, our ability to implement solutions for our customers depends to a significant degree on our ability to employ and train the skilled personnel necessary to meet our marketing and servicing requirements. From time to time, we have experienced difficulty in attracting or retaining sufficient numbers of qualified personnel. If this occurs, our operating costs may be adversely affected by turnover in such positions. We cannot be assured that we will be able to maintain an adequately skilled sales and customer service force or that our labor expenses will not increase as a result of a shortage in the supply of such skilled personnel.

A change in our pricing model to "list less" from a "cost plus" for General MROP customers may result in lost sales volume.

Management believes that our historical pricing model and practice have resulted in pricing our products below the market rate for several years. Management believes that a list less discount pricing model is necessary to improve overall profitability and retain many of the purchasing gains we recover from our suppliers. Revising our pricing model from a cost plus mark-up model enables us to capture the efficiencies of aggregated pricing of products, as well as price more competitively by product category. In early 2007, we will gradually rollout a list less pricing model to replace our cost plus model so that the ultimate established price charged to a customer will be based upon the product we sell, and the volume of sales relative to our business with the customer. As we change this pricing methodology, it may have an adverse effect on our sales volume to some of our customers.

We rely heavily on our senior management and the expertise of management personnel, and we could be adversely affected by the loss or unavailability of such persons.

Our operations will depend for the foreseeable future on the efforts of our executive officers, regional presidents, and our other senior management. Our business and prospects could be adversely affected if these persons, in significant numbers, do not perform their key roles as expected or leave the company, and we are unable to attract and retain qualified replacements. Currently no senior executives are subject to an employment agreement, including change of control provisions which would prevent them from leaving and competing against the company.

If we experience IT system failures, the products and services we provide to our customers could be delayed or interrupted, which could harm our business and reputation and result in the loss of customers.
Our ability to provide reliable service largely depends on the efficient and uninterrupted operations of our computer network systems and data centers. We are creating a back up facility with full capabilities at another location. However, until that facility is running, our systems and operations could be exposed to damage or interruption from fire, natural disaster, power loss, telecommunications failure, unauthorized entry, and computer viruses. We cannot be certain that our measures to avoid or provide back-up support will be successful. Further, our property and business interruption insurance may not be adequate to compensate us for all losses or failures that may occur. Any significant uninsured interruptions could have a material adverse effect on our business, financial condition, and results of operations.

Our ability to sell our services and products in the quantity we desire depends heavily upon the operations levels of our customers and the economic factors that affect them.
Some of the primary markets for the products and services we sell are subject to cyclical fluctuations that generally affect demand for industrial and consumer durable goods that the users of MROP supplies produce. Consequently, the demand for our services and products has been and will continue to be influenced by most of the same regional, national, or even international economic factors that affect the demand for and production of such goods. When our customers or prospective customers reduce their production levels in response to lower demand for their products, they have less need for MROP supplies and may delay or slow (or even cancel) orders for MROP products or services. In addition, because some of our customers are increasingly moving portions of their operations overseas in order to reduce manufacturing costs, our ability to continue to service those customers at acceptable profitability levels may be impaired.

Our dependence upon outside suppliers and manufacturers of MROP products makes us subject to price increases and delays in receiving such products due to market demand, material shortages and other factors.
We generally do not maintain supply agreements with third parties for MROP products, but instead purchase the products we sell pursuant to purchase orders in the ordinary course of business. We are and will continue to be subject to price increases charged by our supply sources and to failures or delays by them in delivering the quantities of products we require. There can be no assurance that we will be able to pass any price increase on to our customers, and a price increase in excess of the amount we can pass on to our customers could adversely affect our profit margin. A failure or delay in our supply of products could adversely affect our sales and our ability to meet our delivery schedules to customers. Although we believe that our existing suppliers will continue to meet our requirements, at prices that are acceptable, and that alternative sources of supply would be available, events beyond our control could have an adverse effect on the cost or availability of the products we sell.

We rely on a variety of informal or short-term distribution rights granted by our suppliers to offer their product lines to our customers, and we could be adversely affected if those rights were discontinued on short notice.
For a substantial portion of our business, we depend on the collection of varied distribution arrangements with suppliers for certain product lines that have been established by each region's respective geographic market. A significant percentage of these current distribution arrangements are oral, and many of them can be terminated by the supplier immediately or upon short notice. The termination or limitation by any key supplier of its relationship with us could have a material adverse effect on our results of operations and financial condition.

SELECTED FINANCIAL DATA

Our selected financial data set forth below have been derived from our audited consolidated financial statements and should be read in conjunction with such financial statements and the notes thereto, and

Management's Discussion and Analysis of Financial Condition and Results of Operations, included in Item 7 of this Report, and our financial statements and supplementary data included elsewhere in this Report.

(Dollars in thousands, except per share data)	Year Ended December 31, 2006	2005	2004	2003	2002
Statements of Income Data:					
Net sales	$547,874	$538,847	$529,175	$483,442	$492,450
Gross profit	121,062	117,571	115,712	107,893	109,406
Selling, general, and administrative expenses	108,244	107,033	105,599	101,518	103,298
Operating income	12,818	10,538	10,113	6,375	6,108
Net earnings (excluding accounting change)*	$ 6,785	$ 5,421	$ 7,314	$ 2,361	$ 1,598
Accounting change*	0	0	0	0	(50,347)
Net earnings (loss)*	$ 6,785	$ 5,421	7,314	2,361	(48,749)
Earnings (loss) per common share:					
Basic (excluding accounting change)*	$ 0.72	$ 0.58	$ 0.78	$ 0.26	$ 0.18
Basic	0.72	0.58	0.78	0.26	(5.53)
Diluted (excluding accounting change)*	0.70	0.56	0.75	0.26	0.18
Diluted	0.70	0.56	0.75	0.26	(5.44)
Balance Sheet Data:					
Working capital	$ 93,643	$ 75,640	$ 77,222	$ 74,708	$ 75,974
Property and equipment, net	4,928	4,672	7,277	7,161	11,274
Total assets	160,012	140,328	146,062	133,300	139,182
Total debt	24,423	12,901	22,281	26,533	36,363
Stockholders' equity	$ 76,324	$ 70,311	$ 64,783	$ 56,398	$ 52,660

(*) On January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" and recorded a charge of $50,347 for impairment of goodwill.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with Item 6: Selected Financial Data and our financial statements and supplementary data included elsewhere in this Report. In addition, in the following discussion, most percentage and dollar amounts have been rounded to aid presentation; as a result, all such figures are approximations. References to approximations have generally been omitted.

Overview and Certain Trends

In conjunction with distributing a full line of MROP products to meet the needs of manufacturers and other industrial users, we offer our customers a wide range of specialized business process outsourcing services through our FPS programs that relate to product selection and application based upon the customer's production processes that affect the utilization and costs of MROP supplies. We also offer our customers general sales of MROP products from stock or on a special order (non-stock) basis. The revenue and cost components, and the overall pricing structures, associated with FPS sales and General MROP sales differ in some respects. As our sales mix shifts in the future, the different pricing structures of our FPS and General MROP sales may impact our financial results.

Analysis of FPS and General MROP Revenue/Cost Structures

In FPS arrangements in which we become the exclusive or primary supplier of a large volume of MROP products to a customer (as occurs with a storeroom management contract), our revenues typically include a component for management fee revenues that are designed to cover our administrative and overhead costs along with product revenues. These additional revenue sources from FPS arrangements will tend to yield higher profitability relative to General MROP sales involving the same level of product volume due to lower selling and administrative costs. We often offer volume discounts on products to the customer as part of the overall FPS arrangement, in order to achieve mutually beneficial results for the customer and us. In FPS arrangements where we derive a portion of our revenues from management fees, the mix of product sales versus management fee and gain sharing revenues may cause our gross margin as a percentage of net sales to be higher, even if our product sales are lower. However, more often than not product discounts yield a lower gross margin from FPS sales as product volume increases relative to service and gain sharing revenues. General MROP customers purchase products at higher rates due to the amount of overhead cost we incur, which results in higher gross margin.

The additional revenue sources from FPS arrangements will tend to increase gross margins if product volume under these arrangements remains the same relative to General MROP sales. Currently, our FPS arrangements typically yield a lower gross margin as a percentage of sales (due to increased product volume at lower prices) than General MROP sales. On the other hand, however, our FPS arrangements yield higher profitability than General MROP sales because our selling, general and administrative expenses are lower and more variable in FPS arrangements.

At our storeroom management sites, many of our procurement support functions are performed at the customer's facility. We therefore incur relatively low fixed selling, general and administrative costs as a percentage of total costs at storeroom management sites in comparison to our General MROP business, which has a higher fixed cost structure due to absorbing 100% of the overhead cost. In addition, the costs of our associates are billed to our customers at most of our storeroom management sites. Because our selling, general and administrative expenses at storeroom management arrangements are variable, we can control them relative to the volume and activity of the site. This control over expenses leads to higher profitability in storeroom management arrangements.

Summary Comparison of FPS and General MROP Sales Results

The following summary of our sales and gross profit for the past three years reflects the trend we see with respect to the demand for FPS services among our MROP customers, which we believe supports our recognition of a similar trend within the industry in general.

Our total sales for 2006, 2005, and 2004 were $547.9 million, $538.8 million, and $529.2 million, respectively. Of these amounts, FPS sales (including sales pursuant to storeroom management arrangements) have increased steadily, both in dollar value and as a percentage of total sales, as reflected in the following table. We expect the upward trend in FPS sales to continue for the foreseeable future.

	Year Ended December 31,					
	2006		*2005*		*2004*	
(dollars in millions)	Net Sales	%	Net Sales	%	Net Sales	%
FPS Sales, including storeroom management	$325.4	59.4%	$301.9	56.0%	$289.3	54.7%
FPS Gross Profit	*$ 66.9*	*20.6%*	*$ 60.4*	*20.0%*	*$ 57.4*	*19.8%*
General MROP Sales	$222.5	40.6%	$236.9	44.0%	$239.9	45.3%
General MROP Gross Profit	*$ 54.2*	*24.4%*	*$ 57.2*	*24.1%*	*$ 58.3*	*24.3%*
Total Sales	$547.9	100.0%	$538.8	100.0%	$529.2	100.0%
Total Gross Profit	*$121.1*	*22.1%*	*$117.6*	*21.8%*	*$115.7*	*21.9%*

The percentage denotes a percentage of total for sales, and the gross profit percentage on sales for the respective line item.

Results of Operations

The following table sets forth a summary of our operating data and shows this data as a percentage of net sales for the periods indicated:

(dollars in thousands)	Year Ended December 31, 2006		2005		2004	
Net sales	$547,874	100.0%	$538,847	100.0%	$529,175	100.0%
Cost of sales	426,812	77.9%	421,276	78.2%	413,463	78.1%
Gross profit	121,062	22.1%	117,571	21.8%	115,712	21.9%
Selling, general, and administrative expenses	108,244	19.8%	107,033	19.8%	105,599	20.0%
Operating income	12,818	2.3%	10,538	2.0%	10,113	1.9%
Interest expense	1,434	0.2%	1,493	0.3%	1,606	0.3%
Other income, net	60	0.0%	36	0.0%	21	0.0%
Earnings before taxes	11,444	2.1%	9,081	1.7%	8,528	1.6%
Provision for income taxes	4,659	0.9%	3,660	0.7%	1,214	0.2%
Net earnings	$ 6,785	1.2%	$ 5,421	1.0%	$ 7,314	1.4%

2006 Compared to 2005

Net Sales

Net sales increased $9.0 million, or 1.7%, to $547.9 million in 2006 from $538.8 million in the prior year. The number of selling days were the same year-over-year. Total FPS revenue grew $23.5 million, or 7.8%, to $325.4 million in 2006 from $301.9 million in 2005, despite an estimated $1.4 million to $1.6 million decline in revenue during our second quarter as a result of some disruption we experienced with phase one of the IT system conversion. As a percentage of total sales, FPS revenue grew from 56.0% in 2005 to 59.4% in 2006. As of December 31, 2006, there were 352 FPS sites, including 101 storeroom management arrangements. The growth in FPS was primarily attributable to three factors; (i) a net increase of 11 new FPS sites, (ii) a $3.0 million increase from one-time inventory sales, and (iii) increased market share at existing customers. Our average annual FPS revenue per site increased 4.4%, or less than $0.1 million in 2006.

General MROP revenue declined $14.4 million, or 6.1%, from $236.9 million to $222.5 million, although $6.3 million of the decline is attributable to the divestiture in late 2005 of our Cardinal Machinery business unit. The remaining $8.1 million, or 3.5%, decline in General MROP was primarily attributable to two factors: (i) the above disruption in service during the IT system conversion that impacted second quarter sales by approximately $1.4 million to $1.6 million, and (ii) the majority of our customers in the automotive, manufactured housing and recreational vehicle industries experienced reduced levels of production as compared to the prior year due to economic conditions including rising fuel prices, an increase in foreign automakers correlating to the increase in domestic auto plant closings, rising interest rates deterring home buyers and the lack of hurricane related activity which drove volume in the prior year.

Cost of Sales

Cost of sales decreased as a percentage of sales to 77.9% in 2006 from 78.2% in the prior year. Quantitatively, cost of sales increased $5.5 million, or 1.3%, to $426.8 million in 2006 from $421.3 million in 2005 due to greater sales volume. The decline in our cost of sales as a percentage of sales resulted in a 0.3 percentage point increase in gross profit margin. The primary factor that led to increased gross profit was more profitable FPS customer arrangements, primarily due to increased services billings, including management, administrative and implementation fees. In addition, General MROP experienced greater gross margin due to improved pricing and more favorable purchasing terms from our suppliers.

Selling, General and Administrative Expenses

Selling, general and administrative expenses remained constant from 2005 as a percentage of sales at 19.8%. The absolute dollar amount increased $1.2 million, or 1.1%, to $108.2 million from $107.0 million in the prior year reflecting our greater sales volume in the current year. Salaries and benefits increased $2.0 million for 2006 which was primarily a result of increasing headcount, sales growth over the prior year which led to increased commissions, and $0.6 million of overtime associated with our IT system conversion as well the consolidation of facilities. As a result of these same factors, travel and entertainment expense increased $1.0 million. We also increased the allowance for doubtful accounts resulting in a $0.5 million increase in bad debt expense from the prior year. This was in response to higher accounts receivable balances, as well as the prior year had a reduction in expense. During the prior year we recognized a $0.4 million gain on the sale of real property which was partially offset by a gain of $0.3 million in 2006. Partially offsetting these increases to our expenses was the nonrecurring operating expense associated with Cardinal Machinery business-unit which generated $2.0 million of expense in the prior year. In addition, there was a reduction of $0.7 million in Sarbanes-Oxley related costs incurred in the current year compared to the prior year.

Operating Income
Operating income increased $2.3 million, or 21.6%, to $12.8 million in 2006 from $10.5 million in 2005. As a percentage of sales, operating income increased to 2.3% from 2.0% at December 31, 2005. These increases were due to the increases in sales volume and improved gross margin, notwithstanding the increase in selling, general and administrative expenses as noted above.

Interest Expense
Interest expense remained relatively stable and decreased by less than $0.1 million, or 4.0%. Our average annual debt balance decreased to $18.5 million from $20.8 million as of December 31, 2005. Our average annual interest rate has increased, however, from 5.4% at December 31, 2005 to 7.0% as of December 31, 2006, as the impact of improved borrowing rates under the 2005 amendment to our Credit Facility were more than offset by rate increases by the Federal Reserve.

Provision for Income Taxes
The provision for income taxes increased by $1.0 million from $3.7 million in 2005 to $4.7 million in 2006 primarily due to an increase in operating earnings. Our effective tax rate was 40.3% in the prior year and slightly increased to 40.7% in the current year.

2005 Compared to 2004

Net Sales
Net sales increased $9.7 million, or 1.8%, to $538.8 million in 2005 from $529.2 million in 2004. The number of selling days were the same year-over-year. During the third quarter of 2005, we divested of our Cardinal Machinery business unit, which contributed revenue of $6.3 million in 2005 and $9.5 million in 2004. Total FPS revenue grew $12.6 million, or 4.4%, from $289.3 million in 2004 to $301.9 million in 2005. As a percentage of total sales, FPS grew from 54.7% in 2004 to 56.0% in 2005. This growth was a result of increasing our sales volume and market share at existing customers. As of December 31, 2005, there were 341 FPS sites, including 103 storeroom management arrangements. The total number of FPS sites remained the same as December 31, 2004, as lost sites were equally offset with new site implementations during the year, however the number of storeroom management sites increased by six during the year. Revenue per FPS site increased by less than $0.1 million or 4.4% as compared to 2004, and revenue per storeroom management site decreased $0.1 million or 4.9%. Our General MROP revenue declined by $3.0 million, or 1.2%, from $239.9 million in 2004 to $236.9 million in 2005. This decline was due to the disposition of our Cardinal Machinery business unit, which represented $3.2 million of the decrease.

Cost of Sales
Cost of sales increased $7.8 million, or 1.9%, from $413.5 million in 2004 to $421.3 million in 2005. As a percentage of net sales, cost of sales increased from 78.1% in 2004 to 78.2% in 2005. The positive impact of improved pricing practices during 2005 was more than offset by a $1.0 million increase in inventory reserve expense, resulting in the slight increase in cost of sales as a percentage of sales.

Selling, General and Administrative Expenses
Selling, general and administrative expenses increased $1.4 million, or 1.4%, from $105.6 million in 2004 to $107.0 million in 2005. As a percentage of sales, however, selling, general and administrative expense decreased from 20.0% in 2004 to 19.8% in 2005. The overall quantitative increase is primarily attributable to the $1.4 million of higher accounting expenses we incurred during 2005 compared to 2004 as a result of Sarbanes-Oxley related fees to prepare for Section 404 compliance requirements that became applicable at the end of the year. Otherwise, salaries and benefits expense increased $0.9 million, or 1.2%, due to higher sales commissions and incentives as well as $0.4 million associated with an executive severance package. Travel and entertainment expense increased $0.3 million as a result of higher sales volume. Partially offsetting these increases, and contributing to the decline in such expenses as a percentage of sales, was a decline of $0.9 million in bad debt expense (due to improved management of aged accounts receivable), a gain of $0.4 million on the sale of property, and a gain of $0.1 million related to the sale of the Cardinal Machinery business unit. These two sales also contributed to our facilities rationalization program, which resulted in a decrease in the number of existing facilities to 35 as compared to 41 in 2004.

Operating Income
Operating income increased $0.4 million, or 4.2%, from $10.1 million in 2004 to $10.5 million in 2005. As a percentage of sales, operating income increased to 2.0% from 1.9% in 2004. This increase was due to the increase in sales volume, which was partially offset by an increase in selling, general and administrative expenses as noted above.

Interest Expense
Interest expense decreased $0.1 million, or 7.0%, from $1.6 million in 2004 to $1.5 million in 2005. The decline in interest expense was primarily due to the reduction in our average annual debt balance by $9.0 million, or 39.5%. Our average monthly interest rate increased, however, from 3.9% at December 31, 2004 to 5.4% as of December 31, 2005, as the impact of improved borrowing rates under the July 2005 amendment to our Credit Facility were more than offset by rate increases by the Federal Reserve.

Provision for Income Taxes
The provision for income taxes increased by $2.5 million from $1.2 million in 2004 to $3.7 million in 2005, or from an effective tax rate of 14.2% to 40.3%, respectively. The increase reflects a $2.6 million reduction in our valuation allowance for our deferred tax assets associated with future deductible goodwill amortization and state net operating loss carryforwards in 2004. That adjustment to our deferred tax asset was a non-recurring benefit in the prior year and effectively reduced the 2004 tax rate by 30.4%. In addition, we experienced an increase in rates due to non-deductible losses incurred in 2005 in certain international operations.

Liquidity and Capital Resources

Capital Availability and Requirements
At December 31, 2006, our total working capital was $93.6 million, which included $0.3 million in cash and cash equivalents. We had $24.4 million outstanding under our revolving credit facility with a syndicate of commercial banks (the "Credit Facility") and an aggregate of $50.6 million of borrowing capacity under that facility.

In July 2005, we amended our $100.0 million Credit Facility which we originated in December 2000, to extend the term to July 2010, improve our borrowing rate and provide for additional and more flexible capacity. The amended Credit Facility now provides a $75.0 million credit facility with an accordion option enabling us to expand the facility to $110.0 million, extends through July 18, 2010 and reduces the commitment amount on which we are charged a non-use commitment fee. The Credit Facility may be used for operations and acquisitions, and provides $7.5 million for swinglines and $10.0 million for letters of credit. Amounts outstanding under the Credit Facility bear interest at either the lead bank's corporate rate or LIBOR, plus applicable margins, as we may select from time to time. We incur a fee of 25 basis points on the average daily-unused capacity during the term. Assets of all our subsidiaries secure the Credit Facility. Our average annual borrowing rate was 7.0% as of December 31, 2006.

Financial covenants under our Credit Facility are required if the monthly average excess availability under the line falls below $15.0 million. In such case, the Credit Facility contains a requirement for a fixed charge coverage ratio of 1.1:1.0. Our monthly average excess availability was $49.4 million as of December 31, 2006.

The table below outlines our contractual cash obligations, excluding interest, as they come due.

	Payments Due by Period (in thousands)						
Contractual Obligations	Total	2007	2008	2009	2010	2011	Thereafter
Long Term Debt	$24,423	$ 30	$ 18	$ 0	$24,375	$ 0	$ 0
Operating Leases	$26,360	$5,888	$4,574	$3,214	$ 1,877	$1,401	$9,406
Estimated Interest Payments	$ 7,769	$1,796	$1,893	$1,991	$ 2,089	$ 0	$ 0
Total Contractual Cash Obligations	$58,552	$7,714	$6,485	$5,205	$28,341	$1,401	$9,406

Our principal ongoing capital requirements at the present time are for servicing our outstanding debt as reflected in the above table, carrying inventory and accounts receivable, and purchasing and upgrading information technology, other equipment and repurchasing our Company's stock in accordance with our stock repurchase program. We believe that cash flow from operations and the use of available capacity under our Credit Facility will be adequate to meet our obligations set forth above and to fund both our current operations and anticipated internal expansion for at least the current year. We may consider a strategic acquisition opportunity if presented; in such case, cash financing would probably be necessary, and we would need approval from our current lenders or access to other capital sources in order to obtain required financing.

Purchase orders or contracts for the purchase of inventory and other goods and services are not included in the table above. We are not able to determine the aggregate amount of such purchase orders that represent contractual obligations, as purchase orders may represent authorizations to purchase rather than binding agreements. Our purchase orders are based on our current distribution needs and are fulfilled by our vendors within short time horizons. We do not have significant agreements for the purchase of inventory or other goods specifying minimum quantities or set prices that exceed our expected requirements for three months.

We calculated estimated interest payments for long-term, variable-rate debt as follows: we estimated interest rates and payment dates based on our determination of the most likely scenarios; we typically expect to settle all such interest payments with cash flows from operations.

Analysis of Cash Flows

On an historical basis, net cash (used in) provided by operating activities for fiscal years 2006, 2005 and 2004 was ($9.0 million), $5.6 million and $7.4 million, respectively. As compared to the prior year, the increase in cash used in operations in 2006 was primarily due to higher working capital requirements during our IT system conversion, some of which was a result of EDI billing process issues that delayed our receipt of payments from several large customers. In order to resolve those EDI related issues in a timely manner, resources were allocated to correct the issues that negatively affected our daily collection efforts. In addition, increased inventory levels were incurred in the second half of 2006 to improve service levels.

During 2005, cash was provided by operations primarily as a result of net earnings. Cash used for accounts receivable was due to increased sales and cash used for inventory was due to increases in certain MROP product lines and to diversified inventories associated with new FPS accounts. This was partially offset by an increase in cash provided by the collection of a $0.5 million note receivable.

Net cash (used in) provided by investing activities for fiscal years 2006, 2005 and 2004 was ($1.4 million), $2.6 million and ($0.9 million), respectively. In 2006, $1.5 million of cash was used to make capital expenditures in connection with the IT system conversion and facility relocation. An additional $0.6 million of cash was used to make capital expenditures in the normal course of business. During 2005, cash was provided primarily due to the sale of real property during the year that resulted in proceeds of $2.3 million. In addition, $0.8 million was provided by the sale of our Cardinal Machinery business unit during the third quarter. Partially offsetting these cash inflows was ($0.5) million of cash used to fund capital expenditures in 2005.

Net cash provided by (used in) financing activities for fiscal years 2006, 2005 and 2004 was $10.0 million, ($10.6 million), and ($3.7 million), respectively. The primary source of cash occurred in late 2006 for increased borrowing under our Credit Facility as we required additional working capital during the IT system conversion. For the year, $203.5 million was borrowed, which was partially offset by $191.9 million in repayments. In addition we used $3.0 million of cash to repurchase 336,800 shares of common stock pursuant to our Stock Repurchase Plan.

Our primary use of cash for financing activities in 2005 was for repayment of borrowings under our Credit Facility of $156.2 million, which was partially offset by $147.3 million in cash borrowed against the Credit Facility. We also used $1.2 million in 2005 to repurchase 135,081 shares of common stock pursuant to our Stock Repurchase Program. Deferred loan costs associated with the amendment of our Credit Facility used $0.6 million in cash in 2005.

Certain Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires our management to make estimates and assumptions that affect: the reported amounts of assets and liabilities at the date of the financial statements; the disclosure of contingent assets and liabilities at the date of the financial statements; and the reported amounts of revenues and expenses during the reporting period. Our management regularly evaluates its estimates and assumptions. These estimates and assumptions are based on historical experience and on various other factors that are believed to be reasonable under the circumstances, and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in Note 2 of Notes to Consolidated Financial Statements, we believe that the following accounting policies and estimates involve a higher degree of complexity and warrant specific description.

Allowance for Doubtful Accounts – Methodology

We have established an allowance for uncollectible accounts based on our collection experience and an assessment of the collectibility of specific accounts. We evaluate the collectibility of accounts receivable based on a combination of factors. Initially, we estimate an allowance for doubtful accounts as a percentage of accounts receivable based on historical collections experience. This initial estimate is periodically adjusted when we become aware of a specific customer's inability to meet its financial obligations (e.g., a bankruptcy filing or announced insolvency) or as a result of changes in the overall aging of accounts receivable. We do not believe our estimate of the allowance for doubtful accounts is likely to be adversely affected by any individual customer, since our customers are geographically disbursed and we have no individually significant customers. The table below depicts our allowance for doubtful accounts, bad debt expense incurred or recovered and write offs during 2006, 2005 and 2004. The write offs recorded in 2004 primarily reflect accounts over two years old that were removed from both our accounts receivable and our allowance for doubtful accounts balances thus having no impact on our 2004 earnings. Write-offs of accounts receivable have no effect on either our results from operations or cash flows, only expense (recoveries) impact our earnings.

Allowance for Doubtful Accounts	2006	2005	2004
(dollars in thousands)			
Balance at January 1	$1,369	$2,055	$3,719
Add: Charges (recoveries) to expense, net	370	74	802
Deduct: Write-offs	357	760	2,466
Balance at December 31	$1,382	$1,369	$2,055
Percentage of Gross Receivables	1.7%	2.0%	3.1%

Inventories – Slow Moving and Obsolescence

In connection with certain business arrangements (primarily our FPS solutions), we maintain certain inventories for specific customers' needs. In some of these arrangements, the customers are required to purchase the special inventory at the time that the inventory reaches a certain age. However, for other customer relationships and inventories, we are not protected from the risk of inventory loss. In such cases, we rely on available return privileges with vendors, if any. Therefore, in determining the net realizable value of inventories, we identify slow moving or obsolete inventories that (i) are not protected by our customer agreements from risk of loss, and (ii) are not eligible for return under various vendor return programs. Based upon these factors, we estimate the net realizable value of inventories and record any necessary adjustments as a charge to cost of sales. If our inventory return privileges were discontinued in the future, or if customers were unable to honor the provisions of certain contracts that protect us from inventory losses, our risk of loss associated with obsolete or slowing moving inventories would increase. The table below depicts our reserve for slow moving and obsolete inventory, incurred or recovered, and write-offs during 2006, 2005 and 2004. Write-offs of inventory have no effect on our earnings, only charges (recoveries) impact our earnings.

Inventory Reserve	2006	2005	2004
(dollars in thousands)			
Balance at January 1	$5,115	$5,168	$5,597
Add: Charges (recoveries) to expense, net	410	1,208	(193)
Deduct: Write-offs	555	1,261	236
Balance at December 31	$4,970	$5,115	$5,168
Percentage of Gross Inventory	7.2%	8.0%	8.3%

Impairment of Long-Lived Assets

We periodically evaluate property and equipment for potential impairment indicators. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance. Future events could cause us to conclude that impairment indicators exist and that assets associated with a particular operation are impaired. Evaluating the impairment also requires us to estimate future operating results and cash flows, which also require judgment by management. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

Deferred Income Tax Assets

We have net deferred tax assets, which are subject to periodic recoverability assessments. The factors used to assess the likelihood of realization of these net deferred tax assets are the reversal of taxable temporary differences, our forecast of future taxable income, which is based upon estimates and assumptions, and available tax planning strategies that could be implemented to realize net deferred tax assets. On the basis of our operating results and projections for future taxable income, we believe it is more likely than not that our future operations will generate sufficient taxable income to realize our net deferred tax assets. If these estimates and related assumptions change in the future, we may be required to record an additional valuation allowance against our deferred tax assets, resulting in additional income tax expense in our consolidated statements of income. We evaluate the realizability and appropriateness of our deferred tax assets and liabilities quarterly and assess the need for any valuation allowance against deferred tax assets.

At December 31, 2006 and 2005, the valuation allowance of $0.5 million and $0.6 million, respectively, was for certain state net operating loss carryforwards. During 2004, we determined that the future tax benefits associated with deductible goodwill amortization for tax purposes became fully realizable. Due to the extended reversal period and the uncertainty of projecting future taxable income over this period, the deferred tax asset associated with the goodwill amortization had been fully reserved with a valuation allowance. We made this determination primarily based on our projections of the future taxable income over the reversal period. This resulted in a $2.0 million (or $0.20 per diluted share for the year) reduction of the valuation allowance and an associated reduction of income tax expense for the year. We also reduced the valuation allowance by an additional $0.6 million (or $0.07 per diluted share for the year) for state net operating losses which became fully realizable during 2004. In the future, if it becomes more likely than not that we will be able to utilize certain deferred tax benefits that are presently reserved with a valuation allowance, we may adjust the valuation allowance accordingly. In addition, if we experience a decline in earnings in the future, we may have to increase the valuation allowance.

Self insurance and related reserves

We are self-insured for certain losses relating to group health, worker's compensation, and casualty losses, subject to an aggregate stop loss limit of $1.3 million. We utilize third party administrators to process and administer all related claims. We accrue an estimate for incurred but not reported claims and related expenses based upon historical experience. The accrual for incurred but not reported claims relating to group health, worker's compensation, and casualty losses totaled approximately $1.2 million at December 31, 2006 and $1.5 million at December 31, 2005. The accuracy of our accrual for incurred but not reported claims is entirely dependent on future events that are subject to change. Because we are self-insured, an increase in the volume (frequency) or amount (severity) of claims in the future may cause us to record additional expense that was not estimable at December 31, 2006. We are not aware of any increasing frequency or severity of individual claims.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We believe that our exposures to market risks are immaterial. We hold no market risk sensitive instruments for trading purposes. At present, we do not employ any derivative financial instruments, other financial instruments, or derivative commodity instruments to hedge any market risk, and we have no plans to do so in the future. To the extent we have borrowings outstanding under our Credit Facility, we are exposed to interest rate risk because of the variable interest rate under the Credit Facility.

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our common stock trades on the NASDAQ under the symbol "IDGR". The following table sets forth for the periods indicated the high and low closing market prices of the common stock on the NASDAQ.

	Price Range	
	High	Low
2005		
First Quarter	$ 9.23	$7.18
Second Quarter	$ 9.46	$8.17
Third Quarter	$10.62	$9.00
Fourth Quarter	$ 9.26	$6.58
2006		
First Quarter	$ 8.45	$7.60
Second Quarter	$ 9.99	$8.06
Third Quarter	$ 9.06	$7.92
Fourth Quarter	$ 9.89	$8.15

As of March 9, 2007, there were 125 holders of record of our common stock. Investors who beneficially own shares of our common stock held in "street name" by brokerage firms or similar holders are not included in this number. Accordingly, based upon the quantities of periodic reports requested by such brokerage firms in the past, we believe that the actual number of individual beneficial owners of our common stock exceeds 1,800.

Dividends

We have not paid dividends on our common stock. We currently intend to retain our future earnings, if any, to finance the growth, development, and expansion of our business and, accordingly, do not currently intend to declare or pay any dividends on our common stock for the foreseeable future. The declaration, payment, and amount of future dividends, if any, will be subject to the discretion of our Board of Directors and will depend upon our future earnings, results of operations, financial condition, and capital requirements, among other factors. Under Delaware law, we are prohibited from paying any dividends unless we have capital surplus or net profits available for this purpose. In addition, our credit agreement prohibits the payment of dividends.

Five Year Stock Performance Graph

Set forth below is a line graph comparing the percentage change in the cumulative total stockholder return of the Company's Common Stock against the cumulative total return of the Russell 2000 Index and the Media General SIC Code 508 – machinery, equipment and supplies – Index for the period commencing on December 31, 2001 and ending on December 31, 2006.

COMPARE CUMULATIVE TOTAL RETURN AMONG INDUSTRIAL DISTRIBUTION GROUP, RUSSELL 2000 INDEX AND SIC CODE INDEX



DOLLARS
800
700
600
500
400
300
200
100
0
2001
2002
2003
2004
2005
2006
INDUSTRIAL DISTRIBUTION GROUP
SIC CODE INDEX
RUSSELL 2000 INDEX

ASSUMES $100 INVESTED ON DEC. 31, 2001 ASSUMES DIVIDEND REINVESTED FISCAL YEAR ENDING DEC. 31, 2006

	2001	2002	2003	2004	2005	2006
INDUSTRIAL DISTRIBUTION GROUP	100.00	205.33	370.67	553.33	538.67	659.33
SIC CODE INDEX	100.00	103.07	131.97	178.71	261.12	299.53
RUSSELL 2000 INDEX	100.00	78.42	114.00	133.94	138.40	162.02

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INDEX TO FINANCIAL STATEMENTS

Management's Annual Report on Internal Control over Financial Reporting

The management of Industrial Distribution Group, Inc. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting as that term is defined in rules 13a-15(f) and 15(d)-15(f) under the Exchange Act. Under those rules, internal control over financial reporting is defined as a process designed by, or under the supervision of, the Company's principal executive officer and principal financial officer and effected by its Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America and includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(ii) provide reasonable assurance that the transactions are being recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements under all potential conditions. Therefore, effective internal control over financial reporting provides only reasonable, and not absolute, assurance that a misstatement of our financial statements would be prevented or detected.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) *Internal Control – Integrated Framework*. Based on its assessment under that framework and the criteria established therein, management concluded the Company's internal control over financial reporting was effective as of December 31, 2006.

Management's assessment of the effectiveness of the Company's internal control over financial reporting has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included herein.

March 13, 2007

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of
Industrial Distribution Group, Inc.:

We have audited management's assessment, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting, that Industrial Distribution Group, Inc. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Industrial Distribution Group, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Industrial Distribution Group, Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Industrial Distribution Group, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Industrial Distribution Group, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006 and our report dated March 13, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 13, 2007

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of
Industrial Distribution Group, Inc.:

We have audited the accompanying consolidated balance sheets of Industrial Distribution Group, Inc. and Subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2006. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These consolidated financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Industrial Distribution Group, Inc. and Subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ending December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule for the three years ended December 31, 2006, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2, in 2006, Industrial Distribution Group, Inc. adopted Statement of Financial Accounting Standards No. 123R, "Share-Based Payment."

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Industrial Distribution Group, Inc.'s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 13, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 13, 2007

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2006 AND 2005
(in thousands, except share data)

	2006	2005
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 349	$ 721
Accounts receivable, net	80,949	65,661
Inventories, net	63,851	58,485
Deferred tax assets	3,645	3,652
Prepaid and other current assets	3,734	3,324
Total current assets	152,528	131,843
PROPERTY AND EQUIPMENT, NET	4,928	4,672
INTANGIBLE ASSETS, NET	159	201
DEFERRED TAX ASSETS	1,485	2,158
OTHER ASSETS	912	1,454
Total assets	$160,012	$140,328
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current portion of long-term debt	$ 30	$ 83
Accounts payable	51,553	47,684
Accrued compensation	2,431	2,891
Other accrued liabilities	4,871	5,545
Total current liabilities	58,885	56,203
LONG-TERM DEBT, NET OF CURRENT PORTION	24,393	12,818
OTHER LONG TERM LIABILITIES	410	996
Total liabilities	83,688	70,017
COMMITMENTS AND CONTINGENCIES (NOTE 12)		
STOCKHOLDERS' EQUITY (NOTE 9):		
Preferred stock, $0.10 par value per share; 10,000,000 shares authorized, no shares issued or outstanding in 2006 and 2005	0	0
Common stock, $0.01 par value per share; 50,000,000 shares authorized, 9,343,197 issued and outstanding in 2006 and 9,382,515 issued and outstanding in 2005	93	94
Additional paid-in capital	99,630	100,401
Accumulated deficit	(23,399)	(30,184)
Total stockholders' equity	76,324	70,311
Total liabilities and stockholders' equity	$160,012	$140,328

The accompanying notes are an integral part of these consolidated balance sheets.

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004
(in thousands, except share data)

	2006	2005	2004
NET SALES	$ 547,874	$ 538,847	$ 529,175
COST OF SALES	426,812	421,276	413,463
Gross profit	121,062	117,571	115,712
SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES	108,244	107,033	105,599
Operating income	12,818	10,538	10,113
INTEREST EXPENSE	1,434	1,493	1,606
OTHER INCOME, NET	60	36	21
EARNINGS BEFORE INCOME TAXES	11,444	9,081	8,528
PROVISION FOR INCOME TAXES	4,659	3,660	1,214
NET EARNINGS	$ 6,785	$ 5,421	$ 7,314
EARNINGS PER COMMON SHARE:			
Basic	$ 0.72	$ 0.58	$ 0.78
Diluted	$ 0.70	$ 0.56	$ 0.75
WEIGHTED AVERAGE SHARES:			
Basic	9,406,011	9,394,140	9,339,276
Diluted	9,666,996	9,755,287	9,704,243

The accompanying notes are an integral part of these consolidated statements of income.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004

(in thousands, except share data)

	COMMON STOCK		ADDITIONAL PAID IN CAPITAL	ACCUMULATED EARNINGS (DEFICIT)	TOTAL
	SHARES	AMOUNT			
BALANCE, DECEMBER 31, 2003	9,187,735	$92	$ 99,225	$(42,919)	$56,398
Sale of shares through employee stock purchase plan	59,481	0	280	0	280
Stock options exercised	96,634	1	313	0	314
Stock based compensation	0	0	137	0	137
Tax benefit from stock options exercised	0	0	226	0	226
Amortization of restricted stock	0	0	114	0	114
Net earnings	0	0	0	7,314	7,314
BALANCE, DECEMBER 31, 2004	9,343,850	$93	$100,295	$(35,605)	$64,783
Sale of shares through employee stock purchase plan	48,129	0	363	0	363
Stock options exercised	55,617	1	184	0	185
Stock based compensation	0	0	177	0	177
Tax benefit from stock options exercised	0	0	125	0	125
Issuance of shares pursuant to executive restricted stock agreement	70,000	1	(1)	0	0
Tax benefit from restricted stock issuance	0	0	137	0	137
Amortization of restricted stock	0	0	271	0	271
Re-purchase of common stock	(135,081)	(1)	(1,150)	0	(1,151)
Net earnings	0	0	0	5,421	5,421
BALANCE, DECEMBER 31, 2005	9,382,515	$94	$100,401	$(30,184)	$70,311
Sale of shares through employee stock purchase plan	27,483	0	221	0	221
Stock options exercised	269,999	3	917	0	920
Stock based compensation	0	0	194	0	194
Tax benefit from stock options exercised	0	0	431	0	431
Amortization of restricted stock	0	0	441	0	441
Re-purchase of common stock	(336,800)	(4)	(2,975)	0	(2,979)
Net earnings	0	0	0	6,785	6,785
BALANCE, DECEMBER 31, 2006	9,343,197	$93	$ 99,630	$(23,399)	$76,324

The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004
(in thousands)

	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net earnings	$ 6,785	$ 5,421	$ 7,314
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	1,294	1,226	909
Gain on sale of assets	(111)	(555)	(66)
Deferred income taxes	680	1,016	(1,023)
Excess tax benefit from exercise of stock options	(360)	0	0
Stock based compensation expense	635	448	251
Income tax benefit of stock options exercised	431	125	226
Income tax benefit of restricted stock issuance	0	137	0
Changes in operating assets and liabilities, net of business unit sold:			
Accounts receivable, net	(15,288)	(1,952)	(7,475)
Inventories, net	(5,366)	(2,239)	(824)
Prepaids and other assets	132	2,950	(561)
Accounts payable	3,869	650	8,291
Accrued compensation	(460)	(1,178)	1,864
Other accrued and long-term liabilities	(1,260)	(478)	(1,513)
Total adjustments	(15,804)	150	79
Net cash (used in) provided by operating activities	(9,019)	5,571	7,393
CASH FLOWS FROM INVESTING ACTIVITIES:			
Additions to property and equipment, net	(2,138)	(519)	(1,040)
Proceeds from the sale of business unit and other	0	789	5
Proceeds from the sale of property and equipment	741	2,297	127
Net cash (used in) provided by investing activities	(1,397)	2,567	(908)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of common stock, net of issuance cost	1,141	548	594
Purchase of common stock	(2,979)	(1,151)	0
Excess tax benefit from exercise of stock options	360	0	0
Repayments on revolving credit facility	(191,905)	(156,241)	(113,160)
Borrowings on revolving credit facility	203,480	147,341	109,010
Debt repayments	(72)	(480)	(113)
Debt borrowings	19	0	11
Deferred loan costs	0	(598)	0
Net cash provided by (used in) financing activities	10,044	(10,581)	(3,658)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(372)	(2,443)	2,827
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	721	3,164	337
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 349	$ 721	$ 3,164
SUPPLEMENTAL DISCLOSURES:			
Interest paid	$ 1,264	$ 1,195	$ 1,289
Income taxes paid, net of refunds	$ 3,085	$ 1,584	$ 4,478

The accompanying notes are in integral part of these consolidated statements.

1.

BASIS OF PRESENTATION

Organization and Business

Industrial Distribution Group, Inc. ("IDG" or the "Company"), a Delaware corporation, was formed on February 12, 1997 to create a nationwide supplier of cost-effective, Flexible Procurement Solutions™ for manufacturers and other users of maintenance, repair, operating, and production ("MROP") products. The Company conducts business in 49 states and China, providing expertise in the procurement, management, and application of MROP products to a wide range of industries.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All significant intercompany accounts and transactions have been eliminated in consolidation.

Certain reclassifications have been made to prior year amounts to conform to the current year presentation.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and the differences could be material.

Cash Equivalents

The Company considers all short-term investments with original maturities of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable is composed of trade receivables that are credit based and do not require collateral. At December 31, 2006, no one customer made up more than 7% of total receivables. An allowance for doubtful accounts has been established based on the Company's collection experience and an assessment of the collectibility of specific accounts. The Company evaluates the collectibility of accounts receivable based on a combination of factors. Initially, the Company estimates an allowance for doubtful accounts as a percentage of accounts receivable based on historical collections experience. This initial estimate is periodically adjusted when the Company becomes aware of a specific customer's inability to meet its financial obligations (e.g., bankruptcy filing) or as a result of changes in the overall aging of accounts receivable. On October 1, 2004 the Company implemented a policy to write-off all uncollectible accounts past due for more than a two-year period. In accordance with the policy no accounts were required to be written off for the year ended 2006. At December 31, 2005 and 2004, $44,000 and $1,315,000 in fully reserved accounts receivable were written off against the allowance for doubtful accounts. Additional write-offs for the years ended December 31, 2006, 2005, and 2004 were $357,000, $716,000 and $1,151,000, respectively. During 2006, 2005, and 2004, the Company incurred bad debt expense related to trade receivables of $370,000, $74,000, and $802,000, respectively. The allowance for doubtful accounts amounted to $1,382,000 and $1,369,000 as of December 31, 2006 and 2005, respectively.

Inventories

Inventories consist primarily of merchandise purchased for resale. Inventory on consignment at customer locations was 3.2% and 11.0% of the total gross inventory balance as of December 31, 2006 and 2005, respectively. Inventory is stated at the lower of cost or market value, and market is considered to be net realizable value. Cost is determined on a weighted-average basis. In determining the realizable value, the Company identifies slow moving or obsolete inventory that is not eligible for return under various vendor return programs and estimates appropriate loss provisions related thereto. Management evaluates the adequacy of the loss provisions regularly, with any adjustments charged to cost of sales. The Company recorded inventory expense or (recoveries) of $410,000, $1,208,000, and ($193,000), in 2006, 2005 and 2004, respectively. The reserve for obsolete and slow moving inventory was $4,970,000 and $5,115,000 as of December 31, 2006 and 2005, respectively.

Internal-Use Software

The Company capitalizes internal direct and incremental costs related to software developed or obtained for internal use in accordance with AICPA Statement of Position 98-1, "Accounting for Costs of Computer Software Developed or Obtained for Internal Use." Software development costs incurred during the preliminary or maintenance project stage are expensed as incurred, while costs incurred during the application development stage are capitalized and are amortized using the straight-line method over the useful life of the software, not to exceed three years. Amortization of these capitalized costs begins only when the software becomes ready for its intended use. General and administrative costs related to developing or obtaining such software are expensed as incurred.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for repairs and maintenance are expensed as incurred. Upon retirement or disposal of assets, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in selling, general and administrative expense in the statements of income. Depreciation is computed using the straight-line method over the following estimated useful lives:

Buildings and improvements	40 years
Leasehold improvements	Lesser of useful life or the lease term
Furniture, fixtures, and equipment	5-10 years
Computer hardware and software	3-5 years

Other Intangible Assets

The Company has separable intangible assets that are deemed to have definite lives and which are amortized over those useful lives. The Company has no goodwill or other intangible assets with indefinite useful lives. The gross carrying value of the intangible assets was $671,000 at December 31, 2006. The Company recorded amortization expense of $42,000, $42,000, and $44,000, in 2006, 2005 and 2004, respectively. The aggregate estimated amortization expense related to other identifiable intangible assets for the years 2007 to 2011 is $159,000. Accumulated amortization was $512,000 and $470,000 as of December 31, 2006 and 2005, respectively.

Long-Lived Assets

The Company assesses its long-lived assets for impairment whenever facts and circumstances indicate that the carrying amount may not be fully recoverable in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment of Long-lived assets." Long-lived assets held for sale are reported at the lower of their carrying amount or fair value less cost to sell. To analyze recoverability, the Company projects undiscounted net future cash flows over the remaining life of such assets. If these projected cash flows are less than the carrying amount, an impairment would be recognized, resulting in a write-down of assets with a corresponding charge to earnings. Impairment losses, if any, are measured based upon the difference between the carrying amount and the fair value of the assets. Management believes the long-lived assets in the accompanying consolidated balance sheets are fairly valued.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes" which requires that deferred tax assets and liabilities be recognized using currently enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. The Company currently has significant deferred tax assets, which are subject to periodic recoverability assessments. The realization of the Company's deferred tax assets is principally dependent upon the Company being able to generate sufficient future taxable income in certain tax jurisdictions. Factors used to assess the likelihood of realization are the Company's forecast of future taxable income (which is based upon estimates and assumptions) and available tax planning strategies that could be implemented to realize the net deferred tax assets. On the basis of the Company's operating results and projections for future taxable income, management believes it is more likely than not that future operations will generate sufficient taxable income to realize the deferred tax assets, with the exception of certain state tax net operating loss carryforwards.

During 2004, the Company determined that it was more likely than not that future tax benefits associated with certain state tax net operating loss carryforwards and deductible goodwill amortization for tax purposes would be realizable. The deferred tax assets associated with certain state net operating loss carryforwards and future goodwill amortization had been fully reserved with a valuation allowance primarily due to the assets' extended reversal period and the uncertainty of future taxable income over this period. The Company made the determination to reverse the valuation allowance primarily based on its 2004 taxable income and projections of future taxable income over the reversal period. This resulted in a $2,595,000 ($0.27 per diluted share for the year) reduction of the valuation allowance and an associated reduction of the provision for income tax expense. The valuation allowance for net deferred tax assets was $542,000 and $561,000 as of December 31, 2006 and 2005, respectively. The valuation allowance for deferred tax assets at December 31, 2006 and 2005 was primarily for state net operating loss carryforwards for which the Company believes sufficient taxable income will not be realized prior to expiration.

Deferred Loan Costs

The Company capitalizes incremental and direct costs associated with the issuance of debt. These costs include legal fees, due diligence fees, and similar items. Deferred loan costs are amortized over the life of the related debt instrument and are classified as a non-current asset on the accompanying consolidated balance sheets. In conjunction with the amendment of its Credit Facility during 2005, $598,000 of costs were incurred and capitalized. These costs were combined with $220,000 of deferred loan costs that existed prior to the amendment and will be amortized over the term of the amended agreement. Amortization expense related to deferred loan costs for the years ended December 31, 2006, 2005, and 2004 was $164,000, $202,000, and $240,000, respectively. Such amortization is classified as interest expense in the accompanying statements of income. As of December 31, 2006 and 2005, the net book value of the Company's deferred loan costs was $573,000 and $736,000, respectively.

Revenue Recognition

Revenue is recognized on sales of product at the time title and risk of loss pass to the buyer. Title and risk of loss pass to the buyer in three ways. In the majority of circumstances, title and risk of loss pass to the buyer at the time of shipment. In other circumstances, such as consignment inventory agreements, title and risk of loss pass to the buyer at time of requisition of the good for use. For goods that are shipped direct from the supplier, title and risk pass to the buyer based on the suppliers' shipping terms.

Flexible Procurement Solutions™ or "FPS" arrangements combine the sale of products with value added services, including providing customers with expertise in product application and process improvements. FPS revenues typically include both a product and service component, with the product sale accounting for substantially all of the revenue and costs. The service component is billed separately as services are rendered. These revenues are typically associated with site management, carrying costs associated with inventory, and administrative fees. These service revenues amounted to $25,905,000 or 4.7% of the Company's total revenue for the year ended December 31, 2006, and $22,470,000 or 4.2% for the year ended December 31, 2005. All revenues are recognized when the services have been performed.

Software Costs

The Company does not sell or lease software. The Company's proprietary FPS software programs (including SMS and Innosource) are used to combine the sale of its MROP products with value added services. The Company does not charge for this software used at customer sites. The FPS software was acquired through the acquisition of one of its companies in 1997. The Company incurs maintenance costs which are expensed as incurred.

Volume Rebates

In circumstances where the Company offers volume rebates to customers, those volume rebates are estimated at the time of sale and netted against revenues earned. Volume rebates received from vendors are recorded as a reduction of cost of sales at the time the rebate is estimated to be earned and appropriate provisions are made in the valuation of inventory to account for the reduction in cost.

Shipping and Handling Costs

The Company's freight-in is recorded in cost of sales and freight-out is included in selling, general, and administrative expenses. Freight-out totaled $4,990,000, $4,784,000, and $5,067,000, for the years ended December 31, 2006, 2005, and 2004, respectively.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs were $525,000, $403,000, and $498,000 for the years ended 2006, 2005, and 2004, respectively.

Financial Instruments

The Company's carrying value of financial instruments approximates fair value due to the short maturity of those instruments (cash, trade receivables, accounts payable, and accrued liabilities), or, in the case of debt, due to the instrument having a variable interest rate. Credit risk on trade receivables is minimized by the large and diverse nature of the Company's customer base. No one customer represented more than 7.0% of the Company's accounts receivable or sales for the periods presented. The Company's international sales represent less than 1.2% of sales for any of the periods presented.

Stock-Based Compensation

The Company has stock-based employee compensation plans, described more fully in Note 10. Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123R, using the modified prospective transition method. Accordingly, prior year amounts have not been restated. Under this transition method, compensation expense is recognized for share-based payments granted after January 1, 2006 in addition to share-based payments granted prior to, and unvested, as of January 1, 2006 based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123. These fair values are calculated by using the Black-Scholes-Merton option pricing formula which requires estimates for expected volatility, expected dividends, the risk-free interest rate and the term of the option. Prior to January 1, 2006, as permitted by SFAS No. 123, the Company accounted for share-based payments using the prospective method described in SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure."

As the fair value recognition provisions of SFAS No. 123 and SFAS No. 123R are materially consistent, the adoption of SFAS No. 123R did not have a significant impact on the Company's financial position or results of operations.

Segments

SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," requires that an enterprise disclose certain information about operating segments. The Company considers its entire business as one operating segment for purposes of SFAS No. 131.

New Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," an interpretation of FAS 109, "Accounting for Income Taxes" (FIN 48), to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company will adopt FIN 48 as of January 1, 2007, as required. The cumulative effect of adopting FIN 48 will be recorded in accumulated deficit.

The Company has assessed the impact of the Interpretation on its financial statements and has determined that the adoption of FIN 48 will not have a material impact on the Company's financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS 157). SFAS 157 provides guidance for using fair value to measure assets and liabilities. The standard expands required disclosures about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of adopting SFAS 157 on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS 159). SFAS 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS 159 on our consolidated financial position, results of operations and cash flows.

3.

DIVESTITURES

During 2005, the Company sold the net assets of one of its operating subsidiaries, Cardinal Machinery. Assets and liabilities with a net book value of approximately $651,000 were sold for total consideration of $789,000, resulting in a gain of $138,000. The gain was classified as an offset to selling, general and administrative expenses in the accompanying 2005 statements of income.

Revenue for Cardinal Machinery was $6.3 million and $9.5 million for years ended December 31, 2005 and 2004, respectively, which represented less than 2% of total revenue in both periods.

4.

NOTE RECEIVABLE

During 2004, the Company entered into a note receivable in conjunction with the sale of an asset in the amount of $1,000,000, before discounting. The note had an implicit interest rate of 3.1% and was unsecured. The note receivable had a $250,000 balance at December 31, 2005, which was collected during 2006 with no remaining balance at December 31, 2006.

5.

PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2006 and 2005 (in thousands):

	2006	2005
Land, building, and improvements	$ 1,909	$ 2,865
Leasehold improvements	3,495	2,160
Furniture, fixtures, and equipment	6,939	6,973
Computer hardware and software	3,743	3,763
Total property and equipment	16,086	15,761
Less accumulated depreciation	(11,158)	(11,089)
Property and equipment, net	$ 4,928	$ 4,672

For the year ended December 31, 2006, amortization of software and internally developed software was $74,000. There was no software development cost capitalized or amortized in fiscal 2005 or 2004. Depreciation expense for all other property and equipment totaled $1,178,000, $1,184,000, and $865,000 for the years ended December 31, 2006, 2005, and 2004, respectively. The unamortized internally developed software balance was $952,000 as of December 31, 2006.

6.

SALE OF PROPERTY

During 2006, the Company sold real property located in Tonawanda, New York in a continuing effort to consolidate warehouse facilities, improve logistic efficiencies and reduce assets. The property sold for $716,000, net of closing costs, resulting in a gain of $281,000. The gain on the sale of assets is included in the accompanying financial statements as a reduction of selling, general and administrative expenses. There were no relocation or severance costs associated with the sale. A sales office was leased in the area the property was sold, or the Buffalo, New York area, in order to continue to serve those customers.

During 2005, the Company sold a property, located in Greensboro, North Carolina. The Greensboro property sold for $2,249,000, net of closing costs. The gain associated with this sale was $401,000 and is classified as a component of selling, general, and administrative expenses. There were no relocation or severance costs associated with this sale of property.

7.

LONG-TERM DEBT

At December 31, 2006 and 2005, long-term debt consisted of the following (in thousands):

	2006	2005
Revolving credit facility (Note 8)	$24,375	$12,800
Other	48	101
Total debt	24,423	12,901
Less current portion	(30)	(83)
Total long-term debt	$24,393	$12,818

Maturities of long-term debt as of December 31, 2006 are as follows (in thousands):

2007	$ 30
2008	18
2009	0
2010	24,375
2011	0
Thereafter	0
	$24,423

For the years ended December 31, 2006, 2005, and 2004, the Company incurred interest expense of $1,434,000, $1,493,000, $1,630,000, respectively. The long-term debt of the Company's revolving credit facility has a first priority security interest.

8.

REVOLVING CREDIT FACILITY

In December 2000, the Company entered into a $100,000,000 revolving credit facility with a five financial institution syndicate. On July 18, 2005, the Company amended this agreement to extend it to July 18, 2010 and to provide a $75,000,000 credit facility with an accordion option enabling the Company to expand the facility to $110,000,000. The agreement provides that the facility may be used for operations and acquisitions, and provides $7,500,000 for swinglines and $10,000,000 for letters of credit. Amounts outstanding under the credit facility bear interest at either the lead bank's corporate rate or LIBOR, as selected by the Company from time to time, plus applicable margins. This rate was 6.9% and 5.7% at December 31, 2006 and 2005, respectively. There is an annual commitment fee on the unused portion of the facility equal to 25 basis points of the average daily unused capacity during the term. Commitment fees totaled $138,000 and $166,000 in 2006 and 2005, respectively.

The amounts outstanding under the facility at December 31, 2006 and 2005 were $24,375,000 and $12,800,000, respectively, which are classified as long-term liabilities in the consolidated balance sheets. Additionally, the Company had outstanding letters of credit of $1,170,000 and $1,627,000 under the facility at December 31, 2006 and 2005, respectively. Financial covenants under the amended Credit Facility are required if the monthly average excess availability under the line falls below $15,000,000. In such case, the Credit Facility contains a requirement for a fixed charge coverage ratio of 1.1:1.0. The Company has the ability to repurchase up to $5,000,000 of its common stock during any one fiscal year under the terms of the agreement. Covenants under the amended Credit Facility prohibit the payment of cash dividends, among various other restrictions. The Company was in compliance with the covenants as of December 31, 2006 and 2005.

9.

CAPITAL STOCK

Preferred Stock

Pursuant to the Company's certificate of incorporation, the Board of Directors, from time to time, may authorize the issuance of shares of preferred stock in one or more series, may establish the number of shares to be included in any such series, and may fix the designations, powers, preferences, and rights (including voting rights) of the shares of each such series and any qualifications, limitations, or restrictions thereon. No stockholder authorization is required for the issuance of shares of preferred stock unless imposed by then-applicable law. Shares of preferred stock may be issued for any general corporate purpose, including acquisitions. The Board of Directors may issue one or more series of preferred stock with rights more favorable with regard to dividends and liquidation than the rights of holders of common stock.

In August 2000, the Board of Directors designated 1,000,000 shares of the Company's previously authorized 10,000,000 shares of preferred stock as Series A Participating Cumulative Preferred Stock, as required for the Stockholder Rights Plan. There was no preferred stock issued or outstanding at December 31, 2006 and 2005.

Stockholder Rights Plan

In August 2000, the Company adopted a stockholder rights plan. The plan entailed a dividend on August 30, 2000 of one right for each outstanding share of the Company's common stock. Each right entitles the holder to buy one one-hundredth of a share of the new Series A Participating Cumulative Preferred Stock at an exercise price of $12.00 per right, or, in certain circumstances, to acquire common stock of an acquirer. Each one one-hundredth of a share of such preferred stock would be essentially the economic equivalent of a share of the Company's common stock. The rights will trade with the Company's common stock until exercisable. The rights will not be exercisable until ten calendar days following a public announcement that a person or group has acquired 20% of the Company's common stock, or, if any person or group has acquired such an interest, the acquisition by that person or group of an additional 2% of the Company's common stock. The Company will generally be entitled to redeem the rights at $.001 per right at any time until the date of public announcement that shares resulting in a 20% stock position have been acquired, and in certain other circumstances. The rights have no voting power, and until exercised, no dilutive effect on net earnings per common share.

Common Stock

Options are included in the computation of diluted earnings per share ("EPS") where the options' exercise price is less than the average market price of the common shares during the period. Common equivalent shares from stock options and restricted stock awards during the years ended December 31, 2006, 2005, and 2004 had a dilutive effect of 260,985, 361,147, and 364,967 shares, respectively, to the weighted-average common shares outstanding using the treasury stock method. During 2006, 2005, and 2004, options where the exercise price exceeded the average market price of the common shares totaled 38,550, 61,495, and 57,295, respectively. Options expire ten years from the date of grant and vest ratably over three-to-four year periods. At December 31, 2006, the Company has several stock-based compensation plans, which are described in Note 10.

Stock Repurchase Program

The Company's Board of Directors approved, on February 23, 2005, a program for the Company to repurchase up to $5,000,000 of its outstanding common shares over a 24-month period from the adoption of the program. During the years ended December 31, 2006 and 2005, the Company repurchased 336,800 shares and 135,081 shares, respectively, for an average price per share of $8.84 and $8.53, respectively. On February 21, 2007, the Board of Directors approved the extension of the Stock Repurchase Plan to December 31, 2009 and provided for the purchase of up to an additional $5,000,000 of common stock.

10.

STOCK BASED COMPENSATION

The Company uses the Black-Scholes-Merton formula to estimate the value of stock options granted and recognizes stock compensation costs, less forfeitures, on a straight-line basis over the explicit vesting period. The Black-Scholes-Merton option-pricing model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Expected volatilities are based on the historical volatility of the Company's stock. The Company believes that historical volatility is the best indicator of future volatility. The Company also uses historical data to estimate the term options are expected to be outstanding and to estimate forfeitures of options granted. The risk-free rate for the expected life of the option is based on the U.S. Treasury yield in effect at the time of grant with a term approximating the expected option life.

The fair value of each option grant was estimated on the date of grant using the Black-Scholes-Merton option-pricing model with the following weighted-average assumptions:

	2006	2005	2004
Expected life (years)	7	7	7
Dividend yield	0%	0%	0%
Expected stock price volatility	47%	52%	56%
Risk-free interest rate (low-high)	4.29%–5.23%	3.74%–4.60%	3.17%–4.51%

Stock Incentive Plan

In July 1997, the Company adopted its stock incentive plan to provide key employees, officers, and directors an opportunity to own common stock of the Company and to provide incentives for such persons to promote the financial success of the Company. Awards under the stock incentive plan may be structured in a variety of ways, including incentive and nonqualified stock options, restricted shares of common stock subject to terms and conditions set by the Board of Directors ("restricted stock awards"), and stock appreciation rights ("SARs"). Incentive stock options may be granted only to full-time employees (including officers) of the Company and any subsidiaries. Nonqualified options, restricted stock awards, SARs, and other permitted forms of awards may be granted to any person employed by or performing services for the Company, including directors. The stock incentive plan provides for the issuance of an aggregate number of shares of common stock equal to 15% of the Company's shares of common stock outstanding from time to time, subject to the issuance of a maximum of 1,000,000 shares pursuant to the incentive stock option plan. The Company currently has 160,215 shares available for issue under the stock incentive plan.

Incentive stock options are subject to certain limitations prescribed by the Internal Revenue Code and generally may not be exercised more than ten years from the stated grant date. The Board of Directors of the Company (or a committee designated by the board) generally has discretion to set the terms and conditions of options and other awards, including the term, exercise price, and vesting conditions, if any; to select the persons who receive such grants and awards; and to interpret and administer the stock incentive plan.

During the years ended December 31, 2006 and 2005, the Company issued 56,500 shares and 3,125 shares of restricted stock, respectively, with a weighted-average grant date fair value of $7.84 and $8.75, respectively, under the stock incentive plan. There were no shares of restricted stock issued under the stock incentive plan in 2004. During the years ended December 31, 2006, 2005, and 2004 the Company issued options to purchase 50,050 shares, 30,000 shares, and 25,000 shares of common stock, respectively, with a weighted-average grant date fair value of $4.56, $5.09, and $3.39, respectively, under the stock incentive plan.

Employee Stock Purchase Plan

In 1997, the Company adopted an employee stock purchase plan (the "Stock Purchase Plan") under which qualified employees of the Company and its subsidiaries have the right to purchase shares of common stock through payroll deductions by the employee. The Stock Purchase Plan is administered by the compensation committee of the Company's Board of Directors. The Stock Purchase Plan was amended at the Annual Shareholder's meeting on May 16, 2002 to increase the available shares under the plan from 500,000 to 1,000,000. The second amendment to the Stock Purchase Plan, effective July 1, 2005, was approved by the

Board of Directors on April 29, 2005. The amendment changed the price paid for a share of common stock under the plan to 95% of the fair market value (as defined in the Stock Purchase Plan) of a share of common stock at the beginning of the month. The amount of any participant's payroll deductions or cash contributions made pursuant to the Stock Purchase Plan may not exceed 10% of such participant's total annual compensation and may not exceed $25,000 per year. Shares issued in 2006, 2005, and 2004 under the Stock Purchase Plan were 27,483 shares, 48,129 shares, and 59,481 shares, respectively. The Company has issued 963,351 shares under the Stock Purchase Plan as of December 31, 2006.

Management Incentive Plan

In 1998, the Company adopted a management incentive plan, whereby management may be awarded shares of stock or restricted stock based on attaining certain performance goals. During the years ended December 31, 2006, 2005, and 2004 the Company issued 24,883 shares, 79,011 shares and 45,785 shares of restricted stock, respectively, with a weighted-average grant date fair value of $7.86, $8.84 and $8.09, respectively. In November 2005, a former executive forfeited 19,130 shares and 12,130 shares of restricted stock issued in 2005 and 2004, respectively. The Company may issue shares in 2007 for 2006 performance based on the terms of the management incentive plan. A maximum of 250,000 shares of common stock may be issued at fair market value under this fixed plan. The Company has issued a total of 162,065 shares under the management incentive plan as of December 31, 2006. The Company currently has 87,935 shares available for issue under the management incentive plan.

Non-Stockholder Approved Equity Arrangements

The Company, may, from time to time, issue equity or equity investments to executives as inducement for employment which awards are not part of the stockholder approved equity arrangements. In 2006, the Company issued 12,500 shares of restricted common stock with a weighted-average grant date fair value of $8.41 and options to purchase 10,000 shares of common stock with a weighted-average grant date fair value of $4.75, as inducement for employment. In January 2005, the Company issued 6,250 shares of restricted common stock with a weighted-average grant date fair value of $8.25 and options to purchase 15,000 of common stock with a weighted-average grant date fair value of $4.98, as inducement for employment. In 2004, the Company issued 10,000 restricted shares with a weighted-average grant date fair value of $6.20 and the options to purchase 30,000 shares of common stock with a weighted-average grant date fair value of $3.79, as inducement for employment, of which the restricted shares and 10,000 of the options to purchase the common stock were subsequently forfeited. The Company has issued a total of 18,750 shares of restricted common stock and the option to purchase 55,000 shares under the non-stockholder approved equity arrangements as of December 31, 2006.

A summary of the status of options issued under the stock incentive plan, management incentive plan, and non-stockholder approved equity arrangements, as of December 31, 2006, 2005, and 2004 and changes during the years then ended, is presented in the table below:

	2006		2005		2004	
	SHARES	WEIGHTED-AVERAGE EXERCISE PRICE	SHARES	WEIGHTED-AVERAGE EXERCISE PRICE	SHARES	WEIGHTED-AVERAGE EXERCISE PRICE
Outstanding at beginning of year	943,847	$4.86	974,669	$4.60	1,026,336	$4.45
Granted	60,050	$8.04	45,000	$8.31	55,000	$5.88
Forfeited and surrendered	(35,702)	$8.98	(20,205)	$4.05	(10,033)	$9.04
Exercised	(269,999)	$3.41	(55,617)	$3.34	(96,634)	$3.25
Outstanding at end of year	698,196	$5.49	943,847	$4.86	974,669	$4.60
Exercisable at end of year	599,813	$5.09	853,847	$4.66	793,005	$4.77

The following table summarizes information about all stock options outstanding at December 31, 2006:

		OPTIONS OUTSTANDING		*OPTIONS EXERCISABLE*	
RANGE OF EXERCISE PRICE	OUTSTANDING AT 12/31/06	WEIGHTED REMAINING CONTRACTUAL LIFE	WEIGHTED-AVERAGE EXERCISE PRICE	EXERCISABLE AT 12/31/06	WEIGHTED-AVERAGE EXERCISE PRICE
$1.65–5.00	317,265	5.12	$2.55	317,265	$2.55
$5.01–10.00	342,381	4.54	$6.91	243,998	$6.50
$10.01–15.00	0	0.00	$0.00	0	$0.00
$15.01–20.00	38,550	0.74	$17.05	38,550	$17.05
	698,196	4.59	$5.49	599,813	$5.09

During the year ended December 31, 2006, the Company recorded $635,000 in compensation expense related to share-based payment awards.

The weighted-average grant date fair value of options granted during the years ended December 31, 2006 and 2005 was $4.59 and $5.05, respectively. The total weighted-average grant date fair value of options exercised during the years ended December 31, 2006, and 2005 was $2.18 and $2.09, respectively. The total intrinsic value of options exercised during the years ended December 31, 2006 and 2005 was $1,290,000 and $313,000, respectively. As of December 31 2006, unrecognized compensation cost related to unvested stock option awards totaled $251,000 and is expected to be recognized over a weighted-average period of 1.7 years.

The weighted-average intrinsic value of options outstanding at December 31, 2006 was $3,350,000 and the options have a weighted-average contractual life of 4.6 years. The weighted-average intrinsic value of options exercisable at December 31, 2006 was $3,154,000 and the weighted-average contractual life was 3.9 years.

Cash received from stock options exercised for year ended December 31, 2006 was $920,700. The income tax benefit from share-based arrangements for the year ended December 31, 2006 totaled approximately $360,400.

A summary of the status of restricted shares issued under all above named plans as of December 31, 2006, 2005, and 2004 and changes during the years then ended is presented in the table below:

	2006		*2005*		*2004*	
	SHARES	WEIGHTED-AVERAGE GRANT DATE PRICE	SHARES	WEIGHTED-AVERAGE GRANT DATE PRICE	SHARES	WEIGHTED-AVERAGE GRANT DATE PRICE
Outstanding, unvested at beginning of year	112,911	$8.35	135,785	$5.00	80,000	$3.09
Granted	93,883	$7.92	88,386	$8.80	55,785	$7.75
Forfeited	(10,000)	$6.20	(41,260)	$7.22	0	$0.00
Vested	0	$0.00	(70,000)	$3.08	0	$0.00
Outstanding, unvested at end of year	196,794	$8.26	112,911	$8.35	135,785	$5.00

As of December 31, 2006, unrecognized compensation cost related to unvested restricted stock awards totaled $881,300 and is expected to be recognized over a weighted-average period of 1.6 years. No shares vested during the year ended December 31, 2006.

Pro Forma Information under SFAS 123R

The Company adopted the fair value provisions of SFAS No. 123R effective January 1, 2006. The expense related to stock-based compensation included in the determination of net earnings for December 31, 2006 was the same as that which would have been recognized if the fair value method had been applied to all awards granted after the original effective date of SFAS No. 123 and the stock-based compensation expense for the years ended December 31, 2005 and 2004 was less than that which would have been recognized if the fair value method had been applied to all awards granted after the original effective date of SFAS No. 123. Stock-based compensation expense for the year ended December 31, 2006 was $635,000. If the Company had elected to adopt the fair value recognition provisions of SFAS No. 123 as of its original effective date, pro forma net earnings and diluted net earnings per share would be as follows for the years ended December 31, 2005 and 2004 (in thousands, except per share data):

	2005	2004
Net earnings as reported	$5,421	$7,314
Add: Total stock-based compensation expense included in the determination of net earnings as reported, net of tax	332	208
Deduct: Total stock-based compensation expense determined under fair-value based method for all awards, net of tax	410	429
Pro forma net earnings	$5,343	$7,093
Basic earnings per common share:		
As reported	$ 0.58	$ 0.78
Pro forma	$ 0.57	$ 0.76
Diluted earnings per common share:		
As reported	$ 0.56	$ 0.75
Pro forma	$ 0.55	$ 0.73

11.

INCOME TAXES

The provision for income taxes includes income taxes deferred because of temporary differences between financial statement and tax bases of assets and liabilities and consisted of the following for the years ended December 31, 2006, 2005, and 2004 (in thousands):

	2006	2005	2004
Current	$3,979	$2,644	$ 2,237
Deferred	680	1,016	(1,023)
Total provision	$4,659	$3,660	$ 1,214

The provision for income taxes for the years ended December 31, 2006, 2005, and 2004 differs from the amount computed by applying the statutory rate of 34% due to the following (in thousands):

	2006	2005	2004
Tax at federal statutory rate	$3,891	$3,088	$ 2,900
State income tax, net of federal benefit	548	405	333
Nondeductible expenses	244	245	269
Change in valuation allowance	(19)	0	(2,595)
Tax contingency reserve and other	(5)	(78)	307
Provision for income taxes	$4,659	$3,660	$ 1,214

Deferred taxes are recorded based on differences between the financial statement and tax bases of assets and liabilities. Temporary differences, which give rise to a significant portion of deferred tax assets and liabilities at December 31, 2006 and 2005, are as follows (in thousands):

	2006	2005
Deferred tax assets:		
Allowance for doubtful accounts	$ 530	$ 527
Accrued employee benefits	19	32
Capitalized inventory costs	530	495
Inventory allowance	1,906	1,607
Accrued liabilities	682	841
Net operating loss carryforwards	682	788
Book in excess of tax depreciation	(201)	247
Book in excess of tax amortization	1,607	1,830
Valuation allowance	(542)	(561)
Other	(1)	133
Total deferred tax assets	5,212	5,939
Deferred tax liabilities:		
Intangible storeroom management contract	(60)	(76)
Step-up in asset basis	(22)	(53)
Total deferred liabilities	(82)	(129)
Net deferred tax assets	$5,130	$5,810

The Company has net operating loss carryforwards for state income tax purposes of approximately $14,000,000 as of December 31, 2006, which expire in various years through 2024. The related deferred tax asset for these state net operating loss carryforwards is approximately $560,000 as of December 31, 2006.

Significant management judgment is required in determining whether any valuation allowance should be recorded against the Company's net deferred tax asset. A valuation allowance of $542,000 and $561,000 was provided at December 31, 2006 and December 31, 2005, respectively, to offset the related deferred tax assets due to uncertainty of realizing the benefit of certain U.S. federal and state net operating losses. Despite the valuation allowance, the income tax benefits related to these deferred tax assets will remain available to offset the tax liability of future taxable income until they expire.

12.

COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases certain warehouse and office facilities as well as certain vehicles and office equipment under operating leases. Management expects that in the normal course of business, leases that expire will be renewed or replaced by other leases. The minimum future rental payments, net of sublease revenues, under all leases as of December 31, 2006 were as follows (in thousands):

2007	$ 5,888
2008	4,574
2009	3,214
2010	1,877
2011	1,401
Thereafter	9,406
	$26,360

During the years ended December 31, 2006, 2005, and 2004, gross rental expense under operating leases totaled $4,679,000, $4,123,000, and $6,480,000, respectively, with related sub-lease rental income of $508,000, $611,000, and $212,000, respectively. Certain of the Company's operating leases contain escalating rent payments over the lease term. For these leases, the Company recognizes rent expense on a straight-line basis over the lease term. The liability for future rent payments recognized on a straight-line basis was $1,217,000 and $1,247,000 at December 31, 2006 and 2005, respectively, and is included in Accrued Liabilities and Other Long Term Liabilities in the consolidated balance sheets.

Litigation

The Company is subject to various claims and legal actions, which arise in the ordinary course of business. The Company believes that the ultimate resolution of such matters will not have a material adverse effect on the Company's financial position or results of operations.

Insurance

The Company has a self-insured group health insurance plan and a self-insured workers compensation, property, and casualty plan for all employees, whereby the Company is self-insured for the majority of claims, subject to specific aggregate stop loss limits. The Company estimates its liability for unasserted or unpaid claims. The Company believes that the ultimate liability for payment of claims has been adequately reserved for, and any additional claims will not have a material adverse effect on the Company's financial position or results of operations.

13.

SAVINGS PLANS

All employees who are age 21 or older and have completed 30 days of service are eligible to participate in the Company's 401(k) plan (the "Plan"). Employees are eligible to receive matching contributions from the Company after they have completed one year of service. Once eligibility requirements are met, employees may contribute between 1% and 75% of their compensation to the Plan, subject to tax law limitations. For 2006 the Company matched, at its sole discretion, 33.3% of employee contributions up to a maximum of 6% of the employee annual salary. In 2005 the Company matched, at its sole discretion, 33% of employee contributions up to a maximum of 6% of the employee annual salary. For 2004, the Company matched, at its sole discretion, 25% of employee contributions up to a maximum of 1½% of the employee's salary. Total company contributions to the Plan during 2006, 2005, and 2004 were $642,000, $633,000, and $440,000, respectively.

14.

RELATED-PARTY TRANSACTIONS

The Company leases facilities from related parties including directors of the Company. The Company believes that the monthly rent and other terms of these leases are not less favorable to the Company than could be obtained from unaffiliated parties for comparable properties in the respective geographic areas. Renewal of these leases, if applicable, is based on management's best estimate of market value. Rental expense recognized under leases from directors of the Company was $499,000, $438,000, and $436,000 for the years ended December 31, 2006, 2005, and 2004, respectively. Rental expense recognized under leases from other related parties was $125,000, $198,800, and $313,000 for the years ended December 31, 2006, 2005, and 2004, respectively.

15.

INTERIM FINANCIAL INFORMATION (UNAUDITED)

The Company's unaudited quarterly results of operations for the fiscal years ended December 31, 2006 and 2005 are as follows (in thousands, except for per share amounts):

	2006			
	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER
Net sales	$140,276	$137,005	$138,991	$131,602
Cost of sales	110,144	107,721	107,633	101,314
Gross profit	30,132	29,284	31,358	30,288
Selling, general and administrative expenses	27,237	26,374	27,888	26,745
Operating income	2,895	2,910	3,470	3,543
Interest expense, net	311	302	361	460
Other expense (income), net	(18)	(3)	(2)	(37)
Earnings before income taxes	2,602	2,611	3,111	3,120
Provision for income taxes	1,061	1,091	1,311	1,196
Net earnings	$ 1,541	$ 1,520	$ 1,800	$ 1,924
Earnings per share:				
Basic earnings per common share (*)	$ 0.16	$ 0.16	$ 0.19	$ 0.20
Diluted earnings per common share (*)	$ 0.16	$ 0.16	$ 0.19	$ 0.20

(*) The sum of the basic and diluted earnings per common share does not equal the total for the year due to the weighted average shares calculation and rounding.

	2005			
	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER
Net sales	$137,948	$135,618	$135,212	$130,069
Cost of sales	108,997	105,823	105,502	100,954
Gross profit	28,951	29,795	29,710	29,115
Selling, general and administrative expenses	26,553	26,791	27,310	26,379
Operating income	2,398	3,004	2,400	2,736
Interest expense, net	425	425	367	276
Other expense (income), net	1	0	(39)	2
Earnings before income taxes	1,972	2,579	2,072	2,458
Provision (benefit) for income taxes	747	1,013	920	980
Net earnings	$ 1,225	$ 1,566	$ 1,152	$ 1,478
Earnings per share:				
Basic earnings per common share	$ 0.13	$ 0.17	$ 0.12	$ 0.16
Diluted earnings per common share	$ 0.13	$ 0.16	$ 0.12	$ 0.15

SHAREHOLDER INFORMATION

Industrial Distribution Group, Inc.

Corporate Headquarters

Industrial Distribution Group, Inc.
One Atlanta Plaza
950 East Paces Ferry Road
Suite 1575
Atlanta, Georgia 30326
Phone: 404.949.2100
Fax: 404.949.2040
www.idglink.com

Transfer Agent

American Stock Transfer
and Trust Company
59 Maiden Lane
New York, New York 10038

Independent Auditors

Ernst & Young LLP
Atlanta, Georgia

Stock Symbol

NASDAQ: IDGR

Legal Counsel

Kilpatrick Stockton LLP
Atlanta, Georgia

Annual Meeting

The annual meeting for shareholders will take place on Tuesday, May 1, 2007 at 11:00 a.m. Eastern Daylight Time at:

One Atlanta Plaza
950 East Paces Ferry Road
Suite 1575
Atlanta, Georgia 30326

Investor Information Requests

Copies of the Company's Annual Report on Form 10-K may be obtained free of charge (except for exhibits) upon written request to the attention of the Investor Relations Department at Corporate Headquarters.

IDGR
NASDAQ
LISTED

Communications Consultants: IR Strategic Advisors, Inc.

Designed and produced by Corporate Report Inc./Atlanta www.corporatereport.com one

INDUSTRIAL DISTRIBUTION GROUP
950 EAST PACES FERRY ROAD
SUITE 1575
ATLANTA, GA 30326
404-949-2100
www.idglink.com

END